UNITED STATES
SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of the Registrant:

BANC OF CALIFORNIA, INC.

2.	Name of the person relying on exemption:

THE CAPITAL CORPS, LLC

3.	Address of person relying on exemption:

16845 Von Karman Avenue, Suite 200, Irvine, California 92606

4.	Written Materials. Attached is written material voluntarily submitted pursuant to Rule 14a-6(g)(1).

We are writing to urge you to VOTE AGAINST three directors who are standing for re-election at the Annual Meeting of Banc of California on May 14, 2020:

WE URGE YOU TO VOTE:

AGAINST the election of	ROBERT D. SZNEWAJS to the board of directors
AGAINST the election of	JONAH F. SCHNEL to the board of directors
AGAINST the election of	RICHARD J. LASHLEY to the board of directors

April 29, 2020

Banc of California, Inc.

Santa Ana, CA 90727

Re:Vote No on Nominations of Robert Sznewajs, Jonah Schnel, and Richard Lashley

Dear Fellow Shareholders,

Under the leadership of Board Chair Robert Sznewajs, Director Jonah Schnel, and Audit Committee Chair Richard Lashley, Banc of California continues to go in the wrong direction. See Exhibit A: Vote No Presentation.

Over the past three years, Banc of California’s stock price is down over 50%, its dividend has been slashed, earnings have collapsed, core deposits have fled, deposit costs have spiked, and credit losses have reached unacceptable levels. Meanwhile, Banc of California’s legal costs incurred to fight shareholders, derivative lawyers, whistleblowers, books and records requests, and proxy access continue to skyrocket. Shareholders unknowingly are being compelled to foot these unnecessary and counterproductive bills. Shareholders cannot allow the Sznewajs Board to continue unnecessary spending to fight its own shareholders who seek transparency.

Directors Sznewajs, Schnel, and Lashley have behaved in ways that no shareholder should tolerate and the market is punishing the company for it.  The attached deposition testimony of Former Compensation Committee Chair Halle Benett provides several such examples.1 See Exhibit B: Halle Benett Deposition I; Exhibit C: Halle Benett Deposition II Excerpt.

Shareholders must vote “No” on the Re-Election of Directors Sznewajs, Schnel, and Lashley.

Banc of California can move forward with integrity, credibility, and a renewed focus on shareholder value only once these bad actors are replaced. Join us by saying “NO” to another year of cover-ups, credit losses, elective litigation costs, and false disclosures.

Email bancproxy@gmail.com for more information. Bring transparency, integrity, and value back to Banc of California.

Sincerely,

Steven Sugarman

[1]

See, e.g., (i) related party transaction disclosures appearing in Form 10-K and Proxy filings certified by Directors Sznewajs, Schnel and Lashley in 2018, 2019, and 2020; (ii) Form 8-K filings reflecting Director Benett’s resignation decisions in December 2016, January 2017, and November 2019; (iii) annual Board and Audit Committee director independence disclosures and analysis; and, (iii) 2017 proxy filings relating to Director Benett’s renomination to the Board in 2017, including General Counsel letter to Glass, Lewis in May 2017.

April 2020   ATTENTION SHAREHOLDER Banc of California, Inc. (NYSE: BANC)   • Robert Sznewajs • Jonah  Schnel • Richard Lashley   Part I   Overview   Vote “No” on Director Nominations:   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.

Board Chairman
Sznewajs

Chair, Independent Director

Audit Committee Chair
Lashley

Independent Director

Risk Committee Chair
Schnel

Independent Director

	Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2][3]	All Other Compensation ($)[5]	Total ($)
2017	Lashley	$ 87,937	$ 105,000	—	$192,937
2017	Schnel	$ 134,147	$ 102,500	$ 10,986	$247,633
2017	Sznewajs	$ 172,904	$ 140,000	$ 8,737	$321,641
2018	Lashley	$ 105,000	$ 105,000	$ —	$ 210,000
2018	Schnel	$ 102,500	$ 102,500	7,838	$ 212,838
2018	Sznewajs	$ 141,875	$ 143,760	$ 6,337	$ 291,972
2019	Lashley	$ 88,000	$ 86,514	$ 2,048	$ 176,562
2019	Schnel	$ 84,000	$ 81,009	$ 5,637	$ 170,646
2019	Sznewajs	$ 121,250	$ 119,762	$ 5,841	$ 246,853

$2,071,082

1

In 2017,  Sznewajs ,  Schnel , and Lashley Took Control of  Banc of California   Board Chairman  Sznewajs   Audit Committee Chair  Lashley    Risk Committee Chair  Schnel   $2,071,082   2017   2018   2019   Alongside Directors  Benett and  Karish and certain officers  – each of whom have since left the Company.   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 1, 2017	/s/ Hugh Boyle Hugh Boyle Interim Chief Executive Officer *(Principal Executive Officer)*
Date: March 1, 2017	/s/ J. Francisco A. Turner J. Francisco A. Turner Interim President/Chief Financial Officer *(Principal Financial Officer)*
Date: March 1, 2017	/s/ Albert J. Wang Albert J. Wang Executive Vice President/Chief Accounting Officer *(Principal Accounting Officer)*
Date: March 1, 2017	/s/ Robert Sznewajs Robert Sznewajs, Chairman of the Board of Directors
Date: March 1, 2017	/s/ Eric Holoman Eric Holoman, Director
Date: March 1, 2017	/s/ Halle Benett Halle Benett, Director
Date: March 1, 2017	/s/ Jeffrey Karish Jeffrey Karish, Director
Date: March 1, 2017	/s/ Jonah Schnel Jonah Schnel, Director
Date: March 1, 2017	/s/ Richard Lashley Richard Lashley, Director
Date: March 1, 2017	W. Kirk Wycoff, Director

Left Company

2

All Other Officers and Directors Who Signed the March  2017 Form 10 - K Annual Report Have Left the Bank   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.   Left Company

Business Unit Leaders as of March 2017

Form 10-K Annual Report Filing

BANC Business Units Ranked Across J-Curve
1
2
3
4
5
Warehouse Lending
Private Banking
6
7
Healthcare, Municipal & Nonprofit
8

BANC BUSINESS UNIT LEADERS

7
1
2
3
6
5
8
4

Left Company

3

All Business Unit Leaders (but two) Pictured in the  March 2017 Annual Report Also Left the Bank   2   3   4   5   8   6   7   1   Business Unit Leaders as of March 2017    Form 10 - K Annual Report Filing   1   7   3   4   5   8   2   6   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.   Left Company

Sarbanes Oxley Executives In Place at the Beginning  of 2017 Also Left the Bank   Chief Administrative Officer   Chief Compliance Officer   Internal Auditor   Controller   Chief Investment Officer   Chief Executive Officer   Chief Risk Officer   Chief Credit Officer   Management Information Systems   Financial Controls   General Counsel   Bank General Counsel   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.

Experienced Commercial Banking Leadership

Recent Changes Provide Fresh Perspectives Company-wide

★ New Since 2017

Business Management Team

	Name	Position	Years with BANC	Industry Experience
★	Douglas H. Bowers	President & CEO	1 Year	35 Years
★	John A. Bogler	Chief Financial Officer	<1 Year	30 Years
★	Jason Pendergist	Head of Real Estate Banking	<1 Year	17 Years
★	Rita Dailey	Head of Deposits & Treasury Management	<1 Year	25 Years
★	Kris Gagnon	Chief Credit Officer	<1 Year	30 Years
	Hugh F. Boyle	Chief Risk Officer	4 Years	30 Years
★	Jim Hazboun	Chief Human Resources Officer	<1 Year	20 Years
★	Larry Gee	Chief Accounting Officer	1 Year	30 Years

Board of Directors

	Name	Committees	Tenure	Experience
	Robert D. Sznewajs	Chair of Board *(Audit, Compensation)*	4 Years	>40 years in Banking; Formerly CEO of West Coast Bancorp and Vice Chair U.S. Bancorp
	Halle J. Bennett	Audit, Nominating & Governance, ALCO	4 Years	>20 years in Financial Services; Head of Financial Services Investing at Melody
★	Douglas H. Bowers	ALCO, Credit, Risk	<1 Year	Formerly CEO of Square 1 and 29 years at Bank of America
★	Mary A. Curran	Credit, Risk	<1 Year	>30 years in banking, previously Union Bank; Including as CRO for Corporate Banking
★	Bonnie G. Hill	Compensation, Nominating & Governance	<1 Year	>25 years in Corporate Governance; Former Director of Home Depot, Yum, and AK Steel
	Jeffrey Karish	Audit, Compensation	6 Years	Director of Heritage Group; Former Head of Media Strategy & Corporate Development at Yahoo; McKinsey; Tenure as BANC director will end on May 31, 2018
★	Richard J. Lashley	Audit, Nominating & Governance, ALCO	1 Year	Co-Founder & Managing Member of PL Capital Advisors (6.8% BANC holder); Director of MutualFirst Financial. Former Director of Numerous Other Banks
	Jonah F. Schnel	Nominating & Governance, Credit, Risk	5 Years	Chairman & President of Fast A/R Funding; National Capital Management
★	W. Kirk Wycoff	Compensation, ALCO, Risk	1 Year	Managing Partner of Patriot Financial (5.7% BANC holder); Former Chairman & CEO of Continental Bank Holdings; Director of Guaranty Bancorp, U.S. Century Bank, Former Director of Numerous Other Banks

5

Sznewajs ,  Schnel , and Lashley Hired Another New  Management Team by 2018   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.

Experienced Commercial Banking Leadership

Recent Changes Provide Fresh Perspectives Company-wide

★ New Since 2017

Business Management Team			
Name	Position	Years with BANC	Industry Experience
★ [illegible]	[illegible]	[illegible]	[illegible]
★ [illegible]	[illegible]	[illegible]	[illegible]
★ [illegible]	[illegible]	[illegible]	[illegible]
★ Rita Dailey	Head of Deposits & Treasury Management	<1 Year	25 Years
★ [illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
★ Jim Hazboun	Chief Human Resources Officer	<1 Year	20 Years
★ [illegible]	[illegible]	[illegible]	[illegible]

Board of Directors			
Name	Committees	Tenure	Experience
Robert D. Sznewajs	Chair of Board *(Audit, Compensation)*	4 Years	>40 years in Banking; Formerly CEO of West Coast Bancorp and Vice Chair U.S. Bancorp
[illegible]	[illegible]	[illegible]	[illegible]
★ [illegible]	[illegible]	[illegible]	[illegible]
★ Mary A. Curran	Credit, Risk	<1 Year	>30 years in banking, previously Union Bank; Including as CRO for Corporate Banking
★ Bonnie G. Hill	Compensation, Nominating & Governance	<1 Year	>25 years in Corporate Governance; Former Director of Home Depot, Yum, and AK Steel
[illegible]	[illegible]	[illegible]	Director of Heritage Group; Former Head of Media Strategy & Corporate Development at Yahoo; McKinsey; Tenure as BANC director will end on May 31, 2018
★ Richard J. Lashley	Audit, Nominating & Governance, ALCO	1 Year	Co-Founder & Managing Member of PL Capital Advisors (6.8% BANC holder); Director of MutualFirst Financial, Former Director of Numerous Other Banks
Jonah F. Schnel	Nominating & Governance, Credit, Risk	5 Years	Chairman & President of Fast A/R Funding; National Capital Management
★ W. Kirk Wycoff	Compensation, ALCO, Risk	1 Year	Managing Partner of Patriot Financial (5.7% BANC holder); Former Chairman & CEO of Continental Bank Holdings; Director of Guaranty Bancorp, U.S. Century Bank, Former Director of Numerous Other Banks

Left Company

6

Leaders of New Management Team All Left the Bank  Shortly After Starting  – In Middle of Their Contracts   Left Company   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.

Executive	Title	Departure
✓ ➢ J. Francisco A. Turner	Chief Financial Officer	June 2017
✓ ➢ W. Paul Simmons	Chief Credit Officer	October 2017
➢ Albert Wang	Principal Financial Officer	August 2017
✓ ➢ Brian Kuelbs	Chief Investment Officer	December 2017
➢ Lawrence Gee	Chief Accounting Officer	August 2018
✓ ➢ Doug Bowers	Chief Executive Officer	March 2019
✓ ➢ Kris Gagnon	Chief Credit Officer	September 2019
✓ ➢ John A. Bolger	Chief Financial Officer	November 2019

✓ Under Contract at time of Departure

7

Multiple Chief Finance, Accounting, and Credit  Officers Left since 2017   Executive   . J. Francisco A. Turner . W. Paul Simmons . Albert Wang . Brian  Kuelbs . Lawrence Gee . Doug Bowers . Kris Gagnon . John A. Bolger   Title   Chief Financial Officer   Chief Credit Officer   Principal Financial Officer   Chief Investment Officer   Chief Accounting Officer   Chief Executive Officer   Chief Credit Officer   Chief Financial Officer   Departure   June 2017   October 2017   August 2017   December 2017   August 2018   March 2019   September 2019   November 2019   Numerous Executives were under long term contracts at  the time they unexpectedly retired or left the bank   Checkmark Checkmark Checkmark Under Contract at  time of Departure   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.

	Name	Voting Common Stock
	Directors Who Are Not Executive Officers	
✓	**James A. "Conan" Barker**	10,890
✓	**Mary A. Curran**	12,049
✓	**B.A. Fallon-Walsh**	3,697
✓	**Bonnie G. Hill**	10,318
	Richard J. Lashley	3,432,018
	Jonah F. Schnel	49,578
	Robert D. Sznewajs, Chair	37,892
✓	**Andrew Thau**	70
✓	**W. Kirk Wycoff**	1,531,914
	Named Executive Officers Who Are Current Executive Officers at March 30, 2020	
✓	**Jared M. Wolff** President, Chief Executive Officer and Director	165,094
✓	**Lynn M. Hopkins** Executive Vice President and Chief Financial Officer	—
✓	**Ido Dotan** Executive Vice President, General Counsel and Corporate Secretary	—
✓	**Michael A. Smith** Chief Accounting Officer and Former Interim Chief Financial Officer	3,128
✓	**Lynn A. Sullivan** Executive Vice President and Chief Risk Officer	—

✓ Appointed by Sznewajs, Schnel, and Lashley

8

Sznewajs , Schnel, and Lashley Have Appointed Every  Current Director and Officer   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.   Checkmark Appointed by  Sznewajs ,  Schnel , and Lashley

Control of Founders

1Q14-1Q17

Total Shareholder Returns*

23%
34%
21%
3 YEAR
2 YEAR
1 YEAR

Control of Sznewajs, Schnel & Lashley

1Q17-1Q20

Total Shareholder Returns*

3 YEAR
2 YEAR
1 YEAR
(-16%)
(-25%)
(-41%)

* Annualized

9

Under  Sznewajs ,  Schnel , and Lashley Control…  Shareholders Have Suffered Huge Losses   1Q14 - 1Q17   1Q17 - 1Q20   23%   34%   21%   3 YEAR   2 YEAR   1 YEAR   Total Shareholder Returns*   ( - 16% )   ( - 25% )   ( - 41% )   3 YEAR   2 YEAR   1 YEAR   Total Shareholder Returns*   Control of  Sznewajs ,  Schnel & Lashley   Control of Founders   * Annualized   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.

Control of Founders
2013-2016
+$2.09
-$0.15
$0.91
$1.34
$1.94
2014
2015
2016

Control of Sznewajs, Schnel & Lashley
2016-2019
(-$1.89)
$1.94
$0.71
$0.45
$0.05
2016
2017
2018
2019

10

Under  Sznewajs ,  Schnel , and Lashley Control…  Earnings Per Share Is Going in the Wrong Direction   - $0.15   $0.91   $1.34   $1.94   2013   2014   2015   2016   $1.94   $0.71   $0.45   $0.05   2016   2017   2018   2019   2013 - 2016   2016 - 2019   +$2.09   ( - $1.89)   Control of Founders   Control of  Sznewajs ,  Schnel & Lashley   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.

Control of Founders
2013-2016
+17%
0%
10%
14%
17%
2013
2014
2015
2016
Control of Sznewajs, Schnel & Lashley
2016-2019
(-16%)
17%
6%
4%
1%
2016
2017
2018
2019

0%   10%   14%   17%   2013   2014   2015   2016   17%   6%   4%   1%   2016   2017   2018   2019   +17%   ( - 16%)   2013 - 2016   2016 - 2019   Control of Founders   Control of  Sznewajs ,  Schnel & Lashley   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.   Under Sznewajs, Schnel, and Lashley Control…  Return on Tangible Common Equity Is Going in Wrong Direction

Control of Founders
2013-2016
+1.1%
0.0%
0.7%
0.9%
1.1%
2013
2014
2015
2016
Control of Sznewajs, Schnel & Lashley
2016-2019
(-0.8%)
1.1%
0.6%
0.4%
0.3%
2016
2017
2018
2019

12

Under  Sznewajs ,  Schnel , and Lashley Control…  Returns on Assets Is Going in the Wrong Direction   0.0%   0.7%   0.9%   1.1%   2013   2014   2015   2016   1.1%   0.6%   0.4%   0.3%   2016   2017   2018   2019   +1.1%   ( - 0.8%)   2013 - 2016   2016 - 2019   Control of Founders   Control of  Sznewajs ,  Schnel & Lashley   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.

Control of Founders
2013-2016
N/A
0.00%
0.00%
0.00%
0.00%
2013
2014
2015
2016

Control of Sznewajs, Schnel & Lashley
2016-2019
+49 million
$49.0
$13.9
$0.0
$0.0
2016
2017
2018
2019

$ millions, cumulative

13

0.00%   0.00%   0.00%   0.00%   2013   2014   2015   2016   $0.0   $0.0   $13.9   $49.0   2016   2017   2018   2019   N/A   +49 million   2013 - 2016   2016 - 2019   Control of Founders   Control of  Sznewajs ,  Schnel & Lashley   $ millions, cumulative   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.   Under Sznewajs, Schnel, and Lashley Control…  Losses on “Cash Secured” Loans Are Going in Wrong Direction

Control of Founders
2013-2016
+$6.2 billion
$2.9
$4.7
$6.3
$9.1
2013
2014
2015
2016
Control of Sznewajs, Schnel & Lashley
2016-2019
(-$3.7) billion
$9.1
$7.3
$7.9
$5.4
2016
2017
2018
2019

$ billions

14

$2.9   $4.7   $6.3   $9.1   2013   2014   2015   2016   $9.1   $7.3   $7.9   $5.4   2016   2017   2018   2019   Under  Sznewajs ,  Schnel , and Lashley Control…  Total Deposits Are Going in the Wrong Direction   +$6.2 billion   ( - $3.7) billion   2013 - 2016   2016 - 2019   Control of Founders   Control of  Sznewajs ,  Schnel & Lashley   $ billions   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.

Control of Founders
2013-2016
+$4.00 billion
$2.48
$3.48
$5.01
$6.48
2013
2014
2015
2016
Control of Sznewajs, Schnel & Lashley
2016-2019
(-$1.08) billion
$6.48
$5.28
$6.21
$5.40
2016
2017
2018
2019

$ billions

15

Under  Sznewajs ,  Schnel , and Lashley Control…  Core Deposits Are Going in the Wrong Direction   $6.48   $5.28   $6.21   $5.40   2016   2017   2018   2019   $2.48   $3.48   $5.01   $6.48   2013   2014   2015   2016   +$4.00 billion   ( - $1.08) billion   2013 - 2016   2016 - 2019   Control of Founders   Control of  Sznewajs ,  Schnel & Lashley   $ billions   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.

Control of Founders
2013-2016
+$939 million
$287
$468
$875
$1,226
2013
2014
2015
2016
Control of Sznewajs, Schnel & Lashley
2016-2019
(-$173) million
$1,226
$1,183
$1,035
$1,053
2016
2017
2018
2019

$ millions

16

$287   $468   $875   $1,226   2013   2014   2015   2016   $1,226   $1,183   $1,035   $1,053   2016   2017   2018   2019   +$939 million   ( - $173) million   2013 - 2016   2016 - 2019   Control of Founders   Control of  Sznewajs ,  Schnel & Lashley   $ millions   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.   Under Sznewajs, Schnel, and Lashley Control…  Non - Interest Bearing Deposits Are Going in Wrong Direction

Control of Founders
2013-2016
-(0.31%)
1.06%
0.96%
0.84%
0.75%
2013
2014
2015
2016
Control of Sznewajs, Schnel & Lashley
2016-2019
+1.29%
0.75%
1.04%
1.69%
2.04%
2016
2017
2018
2019

17

1.06%   0.96%   0.84%   0.75%   2013   2014   2015   2016   0.75%   1.04%   1.69%   2.04%   2016   2017   2018   2019   - (0.31%)   +1.29%   2013 - 2016   2016 - 2019   Control of Founders   Control of  Sznewajs ,  Schnel & Lashley   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.   Under Sznewajs, Schnel, and Lashley Control…  Cost of Interest - Bearing Liabilities Are Going in Wrong Direction

Control of Founders
2013-2016
-(25%)
92%
88%
75%
67%
2013
2014
2015
2016
Control of Sznewajs, Schnel & Lashley
2016-2019
+7%
67%
77%
71%
74%
2016
2017
2018
2019

18

Under  Sznewajs ,  Schnel , and Lashley Control…  Efficiency Ratio Is Going in the Wrong Direction   92%   88%   75%   67%   2013   2014   2015   2016   67%   77%   71%   74%   2016   2017   2018   2019   - (25%)   +7%   2013 - 2016   2016 - 2019   Control of Founders   Control of  Sznewajs ,  Schnel & Lashley   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.

2016   2019   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.   Under Sznewajs, Schnel, and Lashley Control…  Banc of California’s Footprint Is Going in the Wrong Direction

Control of Founders

2013-2016

+$7.4 billion
$3.6
$6.0
$8.2
$11.0
2013
2014
2015
2016

Control of Sznewajs, Schnel & Lashley

2016-2019

(-$3.2) billion
$11.0
$10.3
$10.6
$7.8
2016
2017
2018
2019

$ billions

20

$3.6   $6.0   $8.2   $11.0   2013   2014   2015   2016   $11.0   $10.3   $10.6   $7.8   2016   2017   2018   2019   Under  Sznewajs ,  Schnel , and Lashley Control…  Total Assets Are Going in the Wrong Direction   +$7.4 billion   ( - $3.2) billion   2013 - 2016   2016 - 2019   Control of Founders   Control of  Sznewajs ,  Schnel & Lashley   $ billions   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.

Control of Sznewajs, Schnel & Lashley

1Q17-1Q20

(-60%)

yahoo!finance
22.50
20.00
17.50
15.00
12.50
10.00
7.50
Jul
Oct
2018
Apr
Jul
Oct
2019
Apr
Jul
Oct
2020
Apr

21

Under  Sznewajs ,  Schnel , and Lashley Control…  Banc of California Stock Is Going in Wrong Direction   1Q17 - 1Q20   Control of  Sznewajs ,  Schnel & Lashley   ( - 60%)   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.

2020 Shareholder Proxy   “2019 was a  transformational year for the Company. We successfully executed on three core  strategic objectives to improve the foundation of our franchise: reduce our cost of deposits, de - risk  and right  - size our balance sheet and reduce expenses…   “In these unprecedented times, our Board and management are committed to the success of the  Company. We endeavor to support our colleagues, clients and communities in a way that  will enhance  stockholder value . We greatly appreciate your confidence and support.”   2019 Shareholder Proxy   “Over the last two years, we have made  significant changes to our Board, executive management  team and corporate governance practices. With this strong foundation, we are transforming the  Company into a relationship - oriented community bank that serves businesses, business owners and  individuals within our footprint, which we believe  will enhance stockholder value …   “Our Board is committed to the success of the Company and we continue to be focused on enhancing  stockholder value. We greatly appreciate your continued confidence and support as we strive to  become California’s premier relationship - oriented community bank.”   2018 Shareholder Proxy   “Last year, the Company continued to execute on our vision to be California’s Bank and our mission  of empowering California through its diverse businesses, entrepreneurs and communities. 2017  ushered in  decisive and significant changes for the Company and the Bank, not only on the business  front, but also with respect to our Board of Directors, management and governance…   “Our Board is committed to the success of the Company and we are focused on  enhancing  stockholder value . We greatly appreciate your continued confidence and support.”   2017 Shareholder Proxy   “The first quarter of 2017 ushered in  decisive and significant changes , both on the business front  and with respect to our management and governance…   “Our Board is committed to the success of the Company and we are focused on  enhancing  stockholder value . We greatly appreciate your continued confidence and support.”   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.   For Years Sznewajs Repeats Same Claim that “Significant  Changes… Will Enhance Shareholder Value”

Under  Sznewajs ,  Schnel , and Lashley Control… First Quarter 2020 Company Continues in Wrong Direction   “Our First Quarter Results demonstrate our  continued progress transforming Banc of California…” -- Jared Wolff, CEO   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.   First Quarter Results   • “Banc of California today reported  Net Loss  Available to Common  Stockholders for the first quarter of 2020 of $9.7 million or diluted  loss per  common share of $0.19 .” • “Net interest income  decreased $4.6 million to $51.9 for the first quarter due  to the combination  of lower average interest - earning assets and a  lower net  interest margin .” • Company, yet again, pretends losing money, shrinking net interest income,  and destroying shareholder value through money losing buyback program  demonstrates “continued progress”…

Under Sznewajs, Schnel, and Lashley Control…

Board's Buyback Decision Hurt Shareholders, Helped Insiders

(Print or Type Responses)

1. Name and Address of Reporting Person * Barker James Andrew	2. Issuer Name and Ticker or Trading Symbol BANC OF CALIFORNIA, INC. [BANC]	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) C/O BANC OF CALIFORNIA, INC., 3 MACARTHUR PLACE	3. Date of Earliest Transaction (Month/Day/Year) 03/17/2020	
(Street) SANTA ANA, CA 92707 (City) (State) (Zip)	4. If Amendment, Date Original Filed (Month/Day/Year)	6. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person ___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	03/17/2020		P		25,325	A	$9.88 (1)	36,145	I	By the James A. Barker Living Trust
Common Stock								3,405	D	

24

Under  Sznewajs ,  Schnel , and Lashley Control… Board’s Buyback Decision Hurt Shareholders, Helped Insiders   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.   “[W]e repurchased  827,584 shares of  common stock for an  aggregate cost of  $12.0 million… we  have suspended  common stock  repurchase for the  immediate future.”   • Average stock repurchase price of ~$14.50 per  share.  • Stock closed first quarter at $7.72. • Loss to shareholders of  ~47% or $5.6 million  on stock  buyback. • Directors suspended buyback program when stock  price fell to lower prices. Suspension of buyback  program allowed insiders (e.g., Director James  Barker, see below) to purchase shares at lower prices  during March 2020.

Shareholders Need a New Direction… Before It’s Too Late   • 2020 Shareholder Proxy was dated March 30, 2020. Banc of California’s stock price closed  at $7.72 that day  – a loss of over 40% from one year earlier. The Board of Directors  congratulated itself in the Proxy, and inexplicably proclaimed success: • Shareholders continue to experience a destruction in value: • Stock Price/Book Value Per Share:  55% • 1 - Year Total Shareholder Return:  ( - 41%)   • Bank’s Deferred Tax Asset of $44.9 million is at risk of impairment based on Bank’s poor  earnings and implications of fair market value of Bank’s stock trading approximately half of  book value. • Director  Sznewajs ,  Schnel , and Lashley track records do not inspire confidence. • Director  Sznewajs ran his prior bank into severe distress and wiped out much of his  shareholders’ equity through risky lending strategies.  • Director Lashley’s hedge fund experienced massive drawdowns that wiped out much of  his investors’ capital during last market cycle.  • Director  Schnel has no bank experience and still requires university courses (paid for by  the Bank) to seek to understand basic bank Director responsibilities.      Through these initiatives, we believe our management team strengthened the foundation of the Company in a way that will  increase shareholder value for the long term.  The Company’s common stock reacted favorably to the vision and execution.   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.

Just Vote “No” on Reelection of Director Nominees  Robert  Sznewajs , Jonah  Schnel , and Richard Lashley   . Join Us:  BancProxy@gmail.com . Register your support and  Just Vote “No” . Seek books and records to see what the Board is hiding . Read public lawsuits, whistleblower claims, and other key  documents     . Send tips, comments, and information:  BancProxy@gmail.com . Research analyst and media inquiries:  BancProxy@gmail.com . More to Come…   This is not a solicitation of authority to vote your proxy.   Please DO NOT send us your proxy card as it will not be accepted.

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

-------------------------.

In Re BANC OF CALIFORNIA ) NO. 8:17-00118

SECURITIES LITIGATION ) AG-DFM

-------------------------.

December 6, 2018

9:11 a.m.

VOLUME I

Videotaped deposition of HALLE J. BENETT

TRANSCRIPTS

THE VIDEOGRAPHER: We are going on the record at 9:11 a.m. on December 6th, 2018. Please note that the microphones are sensitive and may pick up whispering and private conversations. Please place all cell phones away from microphones as they can interfere with the deposition audio. Audio and video recording will continue to take place unless all parties agree to go off the record. This is media unit 1 of the video-recorded deposition of Halle Benett taken by counsel for the Defendant in the case of In Re Banc of California Securities Litigation. This case is filed in the U.S. District Court for the Central District of California, Southern Division. We are here at the offices of Latham & Watkins located at 885 Third Avenue, New York, New York. My name is Deverell Write representing Veritext Legal Solutions.

The court reporter is Dawn Matera from Veritext Legal Solutions. At this time will counsel please state appearances.

MR. ABASCAL: Manny Abascal and Rachel Bosley on behalf of Defendant Steven Sugarman.

MR. HUBBELL: Good morning, Robert Hubbell and Jennifer Zheng of Morrison & Foerster for Banc of California and the witness.

MS. LARGENT: Laurie Largent, Robbins Geller Rudman & Dowd on behalf of Plaintiff. H A L L E J. B E N E T T, having been first duly sworn by Dawn Matera, a Notary Public, was examined and testified as follows:

EXAMINATION BY MR. ABASCAL:

Q. Good morning Mr. Benett. Have you had your deposition taken before?

A. Never.

Q. Well, let me explain to you some ground rules, all right? I'm going to ask you some questions. I would like you to pause, give your counsel an opportunity to object if they object, listen to the question and then answer it. Makes sense?

A. Yes, sir.

Q. If you're confused, you can ask me to clarify the question. We don't want to talk over one another. Let me finish my question and then listen to it and then answer it, because our court reporter here has to be able to take everything down. Makes sense?

A. Yes, sir.

Q. She's going to record my questions and your answers today, and then you'll have an opportunity to get a transcript. And then we're going to ask you to read it and make sure it's correct. Makes sense?

A. Yes, sir.

Q. If you make any edits to the transcript, I can comment on that in trial. So we want to make sure that you're accurate when you're testifying, and when you review it make sure that you don't make corrections that aren't true. Does that make sense?

A. Yes, sir.

Q. If you need a break, just let us know. Not when a question is pending, but after you answer the question, if you need a break or need to talk to your counsel, let us know. Is there anything that would prevent you from giving your best testimony today?

A. No, sir.

Q. Are you on any medication or do you have any health condition that would prevent you from being truthful today?

A. No, sir.

Q. Who is representing you today?

A. Rob Hubbell and the team from Morrison & Foerster.

Q. And do they represent you individually?

A. They do.

Q. Do they represent the bank as well?

A. Yes, they do.

Q. Do they represent the federally insured Banc of California N.A.?

A. I'm not sure. They are representing, from my knowledge, they are representing the holding company, I don't know if they represent the bank.

Q. You know there is a difference between the holding company Banc of California, Inc. and the subsidiary Banc of California N.A.?

A. Yes, I do.

Q. Did you meet with your counsel to prepare for your deposition today?

A. Yes, I did.

Q. When did you meet with them?

A. I met with them a couple of weeks ago for several hours, I believe last week for several hours, and then yesterday for about an hour and a half as well.

Q. And where did you meet with them?

A. Twice in their offices in Los Angeles and yesterday at their offices here in New York.

Q. Did you review documents in preparation for the deposition?

A. Reviewed some, yes.

Q. Do you recall which documents you reviewed?

A. There were several.

Q. Were all the documents the ones that you produced in this litigation or were there more documents that you reviewed for preparation?

A. There were more documents.

Q. More than what was produced in the litigation?

A. I'm not sure. You asked me if there were more of the documents that I produced?

Q. Yes.

A. And I answered that there were documents that I did not produce that I reviewed. I want to make sure if I understood your question correctly.

Q. You answered it. Thank you for clarifying. Were there documents that you reviewed that the bank has not produced in this litigation?

MR. HUBBELL: Objection. Foundation.

A. There were documents from my counsel and other things that we did review, yes, that I did review, yes.

Q. And do you know if the documents that you reviewed in preparation for your deposition were ones that the bank has not produced in this litigation?

A. I have no knowledge of the bank's production.

Q. Did you talk to anybody about your deposition today here, other than your counsel?

A. I did not, no.

Q. Did you previously work at a firm called KBW?

A. I did.

Q. From what time period to what time period?

A. I worked there from, I believe it was April 2014 through August, the end of August 2016.

Q. What did you do there?

A. I was hired to help them build what they call financial services. I believe that's what they call it. But it was basically to build a, help, non-bank financials investment banking practice.

Q. You were a managing director there, correct?

A. Yes, sir.

Q. You were head of a finance division, correct?

A. That is not correct. I was a managing director within the investment bank. They siloed the investment bank into several business units depending on individuals' focuses. As I stated just a moment ago, the business I was put in charge of running was kind of what they called non-bank financial services. I don't know what all their internal parlance is. There is a lot of politics that go on within these investment banks. But I was a managing director. Had a group of three or four bankers underneath me. By far the smallest subset of groups within the KBW, within the investment banking arm of KBW.

Q. So you were not head of the diversified financial division?

A. No, that's what I said. I ran that business, whatever they called it. I'm not sure what they called it. I called it specialty finance. They might have called it diversified financials.

Q. I see. Okay. Were you truthful with the Banc of California about your employment with KBW?

A. Yes, I believe I was.

Q. You understand why it's important to be truthful with the Banc of California about your employment, correct?

A. Yes.

Q. You understand that making misrepresentations to a federally insured bank is a federal crime, correct?

MR. HUBBELL: Objection. Lack of foundation. Vague.

MR. ABASCAL: I will lay some foundation.

Q. Have you been at any time trained about the laws relating to financial institutions?

A. We went through training as a board. I'm not sure that the training as a board was extensive to all the detailed components of all of those areas.

Q. And in that training, did you become aware of the laws that relate to being honest with financial institutions?

A. Generally, yes.

Q. Did you become aware of the laws relating to let's say bank fraud, where you have to, somebody could be prosecuted for lying to a federally insured institution?

MR. HUBBELL: Objection. Vague. Lack of foundation.

A. I'm not sure I understand the question.

Q. You understand it's illegal to lie to a federally insured financial institution, correct?

A. Yes.

Q. I am going to hand you what's been previously marked as Exhibit 180. (Exhibit 180, Minutes of telephonic meeting of joint compensation, nominating and corporate governance committee of boards of directors held December 22nd, was so marked for identification, as of this date.)

Q. Mr. Benett, I have before you a document, it's entitled minutes of telephonic meeting of the joint compensation nominating and corporate governance committee of the boards of directors held December 22nd. Do you see that?

A. Yes, sir.

Q. Is this one of the documents you reviewed in preparation for your deposition today?

A. No, I do not believe it was.

Q. Are you familiar with the compensation nominating corporate governance committee?

A. I know it existed. I did not sit on it. I did not have access to their discussions.

Q. I want to draw your attention to page 8 of the document. I want to draw your attention to the middle of the page. The middle of the page describes proposed related party transaction. Do you see that?

A. Yes, I do.

Q. And do you recall that the governance committee on December 22nd, 2015 was considering a related party transaction relating to KBW?

A. No, I do not.

Q. Let's go through. Maybe this is going to refresh your recollection. In the paragraph it says "Mr. Brownstein addressed the committee to discuss a proposed related party transaction involving Mr. Benett. Mr. Brownstein discussed with the members the proposed engagement of KBW pursuant to which KBW would serve as financial advisor to the company and the bank in connection with soliciting possible opportunities to sell the equipment finance business of the bank on favorable terms and conditions." Do you see that?

A. Yes, I do.

Q. So does that refresh your recollection that the governance committee in December 2015 was considering approving KBW to serve as a financial advisor to the bank with respect to the sale of the equipment finance business?

A. I did not sit on that committee, as I stated prior.

Q. I didn't ask if you sat on it. So if you can listen to my question. Does it refresh your recollection that the governance committee in December of 2015 was considering whether to approve the engagement of KBW?

A. I have no knowledge of what the governance committee did. I did not sit on the committee.

Q. Okay. "After discussion among members, among motion duly made and seconded, the committee authorized and directed Mr. Sugarman to pursue discussions with KBW to determine the terms of any such engagement." Do you see that?

A. Yes, I do.

Q. And do you recall the governance committee had discussed having Mr. Sugarman engage in negotiations with KBW?

MR. HUBBELL: Objection. Foundation.

A. As I stated prior, I was not part of that committee.

Q. So you don't recall at all the governance committee considering this issue?

A. I did not sit on the governance committee.

Q. That's not my question. I understand you didn't sit on the governance committee. I am saying do you recall -- you have to not talk over me, remember, we went through that. Are you saying you don't recall the governance committee considering whether to approve the engagement of KBW?

MR. HUBBELL: Objection. Asked and answered. You can answer again.

A. I remember the bank considering it. I don't know if the governance committee considered it. I was not part of that committee. The bank did consider it. And the bank had a discussion. And I abstained from the decision.

Q. And who at the bank do you believe was considering it?

A. Mr. Sugarman. Mr. Sugarman hired investment banks. The decisions were his.

Q. Were you aware of anybody else at the bank considering whether to hire KBW?

A. I am sure Mr. Sugarman had conversations with other people in the bank including his management team, but I wasn't privy to all of those, no.

Q. Let's go on and see if we can refresh your recollection any further. "After discussion among members, among motion duly made and seconded, the following resolutions were unanimously adopted." Do you see that?

A. Yes.

Q. It's on the same page.

A. Yes, sir.

Q. And then you see a variety of "whereas" clauses?

A. Yes, I do.

Q. All right. The second "whereas" clause says "The bank proposes to engage" -- "proposes to enter into an engagement letter with Keefe Bruyette & Woods pursuant to KBW would serve as financial advisor to the company and the bank in connection with soliciting possible opportunities to sell the equipment finance business." Do you see that?

A. Yes, I do.

Q. All right. Now, let's go to the fourth paragraph. It says here that "Whereas Mr. Benett has advised the committee that he would have no direct involvement in KBW's activities on behalf of the company and the bank under the engagement letter." I want to pause here for a minute. You just testified that you have no idea that the committee was considering this. And that you hadn't talked to the committee. And you told me several times that you hadn't sat on the committee, but this document says, and I will quote it again, "Mr. Benett has advised the committee that he would have no direct involvement in KBW's activities." So is that accurate, did you advise the committee that you would have no direct involvement in KBW's activities?

MR. HUBBELL: Objection. Move to strike the question before the actual question, which is, is that accurate. You can go ahead and answer.

A. I advised the board. The board is comprised of members of the committee. I did not write these minutes nor review these minutes, but I did advise the board that I would not have involvement.

Q. Wait a minute, I asked you this earlier and you said you had talked to Mr. Sugarman. Now you say you advised the board. When did you advise the board? Why didn't you tell me earlier that you had advised the board?

MR. HUBBELL: Objection. Argumentative. Move to strike.

Q. Did you forget?

MR. HUBBELL: I apologize for interrupting. Objection. Argumentative. Move to strike the question before "Why didn't you tell me that earlier that you had advised the board." Go ahead and answer.

A. As I stated prior, there was a board discussion over hiring KBW. I believe the whole board had to approve. I believe I abstained from that.

Q. You said, as I stated prior, there was a board discussion. I don't think that's what you stated prior. I think what you stated prior was Mr. Sugarman made decisions to hire banks. So let's clarify that. When was this board discussion about your role or about hiring KBW, when was this board discussion?

MR. HUBBELL: Objection. Move to strike the question before when was this board discussion about your role about hiring KBW.

Q. When was the board discussion?

A. I don't recall.

Q. Who was present for the board discussion?

A. I presume it would have been the majority of the members of the board.

Q. I don't want you to presume, I want you to tell me your best recollection about this board discussion where you discussed KBW. So who was present?

A. I don't recall.

Q. What was said and by whom?

MR. HUBBELL: Objection. Lack of foundation.

Q. What was said and by whom at the discussion?

MR. HUBBELL: Objection. Lack of foundation.

A. I don't recall.

Q. Mr. Benett, you served on the Board of Directors at the time of Banc of California, right?

A. Yes.

Q. And you were also working at KBW, correct?

A. Correct.

Q. And for Banc of Cal to hire KBW, that would be a related party transaction, correct?

MR. HUBBELL: Objection. Vague. Lack of foundation.

A. I believe so.

Q. You believe so. Do you have any doubt about it? You are in the financial institutions business. Isn't that a related party transaction?

A. As determined by our bank, yes, I believe it would.

Q. And wouldn't that be something that is important to you as a director to make sure it's done properly?

A. I believe it was done properly.

Q. Then why can't you, as you sit here today, remember what you discussed with the board?

MR. HUBBELL: Objection. Argumentative. Asked and answered. Lack of foundation.

A. I believe I did answer.

Q. At this board discussion did you advise the board that you would have no direct involvement in KBW's activities?

A. I don't recall specifically, but I would not have worked on the transaction and I don't -- I did not work on the transaction.

Q. We will get to that in a minute. I just want to know if you advised the board as stated in the minutes that you would have no direct involvement in KBW's activities?

MR. HUBBELL: Objection. Asked and answered.

A. I believe I answered that question.

Q. Did you advise the board that you would not receive compensation as a result of the engagement?

A. I did not receive compensation as a result of this engagement.

Q. We'll get to that in a minute. I'm not asking if you received it. Mr. Benett, what I would like you to do, I would like you to listen to my questions and answer them.

A. I believe I'm doing that.

Q. If there is a question that you want me to ask and you'd rather answer instead, you can at the break tell your counsel. Your counsel can ask you that question and you can answer it. But while I'm asking you questions, I want you to listen to my question and answer it. Does that make sense?

A. I believe I am doing that.

MR. HUBBELL: Mr. Abascal, you instructed the witness at the beginning of the deposition. You should proceed with your examination and not provide any further colloquy or discussions about his testimony. You're not permitted to comment on his testimony.

Q. The minutes go on to state "Under the engagement" -- the minutes go on to state "Mr. Benett would not receive compensation as a result of the engagement." Actually let me clarify. The minutes state "Mr. Benett advised the committee that," and it goes on, "he would not receive compensation as a result of the engagement." Do you see that? Do you recall telling the board at this discussion that you would not receive compensation as a result of the engagement?

A. I don't recall that, but it's logical.

Q. You don't recall ever telling the board that?

A. No, I do not.

Q. So are these minutes inaccurate?

A. They are not my minutes.

Q. I didn't ask if they were your minutes. I asked if they were accurate.

MR. HUBBELL: Objection. Lack of foundation.

Q. The minutes state that you advised the committee and made representations to committee. So I am asking you, are these minutes accurate?

MR. HUBBELL: Objection. Asked and answered. Lack of foundation.

A. The attendees on your first page, the attendees demonstrate I was not at that committee meeting.

Q. Was that my question, whether you were at the meeting?

MR. HUBBELL: Objection. Argumentative. He's not going to comment on what your questions were. Ask questions, don't comment on his testimony. And don't argue with the witness. Let's go.

Q. Are you having trouble listening to my questions and understanding them?

MR. HUBBELL: Objection. Argumentative.

Q. My question wasn't who was present at the meeting. My question wasn't whether you were present. My question was, are these minutes accurate?

MR. HUBBELL: Objection. Asked and answered.

MR. ABASCAL: He's been asked four times, but it hasn't been answered. I want an answer.

Q. Is this accurate, where it says that you made these representations to the committee? Is that accurate or not?

MR. HUBBELL: Objection. Asked and answered. Lack of foundation. You can attempt to answer it one more time.

A. I was not at this committee. I can't speak to the individual minutes. So I cannot answer your question.

Q. You cannot as you sit here today tell us whether you ever advised the committee that you had no direct involvement in KBW's activities and would receive no compensation under this arrangement?

MR. HUBBELL: Asked and answered for the fourth or fifth time.

Q. You can answer my question.

A. I did, I believe.

Q. Keep those minutes out. We're going back to these exhibits quite a bit. So if you can put them in a stack there, and then we'll go back to them. Let me show you what's been previously marked as Exhibit 183. So on the December 22nd meeting you saw the committee had authorized Mr. Sugarman to negotiate with KBW. I am showing you now the January 26th meeting minutes of the corporate governance committee.

(Exhibit 183, January 26th meeting minutes of corporate governance committee, was so marked for identification, as of this date.)

Q. Do you see those, Mr. Benett?

A. Yes, sir.

Q. Did you review these prior to your testimony today?

A. I did not.

Q. Let's turn to page 8 again. Page 8 refers to a proposed related party transaction. It states "Mr. Brownstein then addressed the committee to discuss a proposed related party transaction involving Mr. Benett. Mr. Brownstein discussed with the members a proposed engagement of KBW pursuant to which KBW would serve as a financial advisor to the company and the bank in connection with soliciting possible opportunities to sell the equipment finance business of the bank on favorable terms. After discussion among the members, including discussions with the proposed terms of engagement, the following resolutions were unanimously approved." Do you see that?

A. Yes, sir.

Q. Do you recall the governance committee approving resolutions authorizing the hiring of KBW?

A. No, I do not.

Q. Well, let's have a look at the fourth "whereas" clause. In the resolution that was approved by the governance committee, it states that "Mr. Benett has advised the committee that he would have no direct involvement in KBW's activities on behalf of the company and the bank under the engagement letter and would not receive compensation as a result of the engagement." Do you see that?

A. Yes, sir.

Q. So between December 22nd and January 26th had you talked to the governance committee about whether or not you would be involved in KBW's activities or receive compensation?

A. I don't recall. But I don't believe I did.

Q. So are these minutes inaccurate?

MR. HUBBELL: Objection. Lack of foundation.

A. I did not sit on the committee nor review the minutes and I have not seen this document before.

Q. So you can't say whether or not it's accurate?

A. I believe I just answered that question.

Q. I don't think you did. My question was, you cannot say as you sit here today whether this document that discusses your representations is accurate or not?

A. I don't recall speaking to the committee and I certainly was not present at this meeting pursuant to the minutes either.

MR. HUBBELL: Mr. Abascal, I am going to ask you again, please do not comment on the witness's testimony. Don't argue with him about what his testimony was. Ask your questions. Let's proceed.

Q. Let's go to the last page of the document. Can you tell us who signed the document?

A. It appears to be John Grosvenor.

Q. What was his role at the bank?

A. General counsel.

Q. Were you ever aware of Ms. Grosvenor writing inaccurate minutes?

A. Not aware, no.

Q. You're currently a director of the bank, correct?

A. That's correct.

Q. Does it concern you that we have minutes in front of you today that make representations about something you told the committee and you don't remember ever telling the committee that, does that concern you?

A. Again, I did not review these minutes. I know these minutes were reviewed by members of the committee. But I can't -- I don't have any knowledge to that, so I can only speak to what I was able to review.

Q. Let's see if there is a document that you have reviewed. This is Exhibit 215.

(Exhibit 215, Document reflecting action by joint unanimous written consent of boards of directors of Banc of California N.A. and Banc of California, Inc., was so marked for identification, as of this date.)

Q. Mr. Benett, I have before you Exhibit 215, which is an action by joint unanimous written consent of the boards of directors of Banc of California N.A. and Banc of California, Inc. Do you see that?

A. Yes, I do.

Q. Let me draw your attention to page 520, the little numbers on the bottom right, 520.

A. Yes, sir.

Q. And it refers a DocuSign signature for you about halfway down the page, Halle Benett?

A. Yes, sir.

Q. Now, the top of this document, go back to the front, the preamble says "We, the undersigned, being all the members of the Board of Directors of Banc of California, Inc. and all of the members of the Board of Directors of the bank board, Banc of California N.A. hereby consent to the adoption of the following resolutions by the board and the committee, as the case may be." The first "whereas" clause says "Whereas it is proposed that the bank, and Hanmi Bank, a California state chartered bank, enter into an asset purchase agreement." Do you see that?

A. Yes, sir.

Q. So this unanimous written consent, I am going to call it a UWC, relates to the approval of the transaction between the bank and Hanmi Bank. Do you see that?

A. Yes, sir.

Q. Now, the second -- by the way, is this one of the documents that you reviewed prior to your deposition today?

A. No, sir.

Q. You didn't review this, all right. If you look at the second "whereas" clause, it says "Whereas the financial advisor and investment banking services with respect to the sale have been provided by KBW on an exclusive basis pursuant to an engagement that was previously approved by the boards." Do you see that?

A. Yes, sir.

Q. Then the third "whereas" clause says "Whereas with respect to the KBW engagement, Halle Benett, a director of the company and the bank, was employed as a managing director and head of the Diversified Financials Group at KBW." Do you see that?

A. Yes, sir.

Q. Does that refresh your recollection about the title Diversified Financials Group?

A. As I said before, yes, I guess that's what they called it.

Q. That's your job, right?

A. Yes.

Q. A division of Stifel Financial on April 1, 2014. It goes on to say "Continues as an unpaid consultant." Do you see that?

A. Yes.

Q. "Through March 2017 on certain transactions unrelated to the company and the bank." Do you see that?

A. Yes, sir.

Q. Was that true, sir?

A. Yes, I believe it is.

Q. Okay. So when you signed this document, you were serving as an unpaid consultant for KBW, is that true?

A. Yes.

Q. On matters unrelated to the bank, correct?

A. Correct. Specifically on matters prior to my resignation.

Q. Can you clarify, what does that mean?

A. So I was to be an unpaid consultant to KBW on matters they wanted me to be involved in. But specifically, more specifically anything prior to my resignation on August 30th for compensation purposes.

Q. So you were going to work on transactions that had been identified prior to August 31, correct?

A. Certain transactions at the request of KBW.

Q. Certain transactions. So that would be certain specified transactions, correct?

A. It would have been specified transactions or at the request of KBW, if they wanted me to do something.

Q. I don't understand. Can you explain more, if KBW wanted you to do something?

A. As a consultant, if they wanted me to make a call on their behalf or something along those lines for which I would not be compensated.

Q. And what is the nature of these calls on their behalf, that consulting work?

A. It would have varied, depending on the situation. They very well might have wanted me to put in a good word for them on something they were trying to get hired on.

Q. Okay.

MR. HUBBELL: The witness has just advised me he's going to need to take a break in about five minutes to deal with something. So I would ask that we go off the record at 9:50 p.m.

MR. ABASCAL: That's fine. You want to go now or do you want to wait five minutes?

MR. HUBBELL: Let's keep going. Is that okay with you?

THE WITNESS: Yes, sir.

MS. LARGENT: Did you mark this?

THE REPORTER: 216.

(Exhibit 216, Agenda for meeting of joint audit committee of boards of directors, was so marked for identification, as of this date.)

Q. Mr. Benett, I am showing you a document marked 216, which is an agenda for a meeting of the joint audit committee of the boards of directors. Do you see that?

A. Yes.

Q. One of the committee members listed is you, correct?

A. Yes, sir.

Q. Do you see the invited guests?

A. Yes, sir.

Q. And it's Mr. Sugarman, and Brownstein, Holoman and Schnel, do you see that?

A. Yes, I do.

Q. So you have a substantial number of board members there, correct?

A. It appears that way.

Q. The entire board of the Inc.?

A. Yes, sir.

Q. And I draw your attention to the other attendees at the end, Brown, Baucom, Piller, Crowley, Yazdi (KPMG)?

A. I do.

Q. And KPMG was invited to this joint committee, correct?

A. It was an audit committee meeting, so that makes sense.

Q. Is this one of the documents you reviewed in preparation for your deposition?

A. No, sir.

Q. Now, at the audit committee, the committee would consider related party transactions, correct, as one of the items they would consider from time to time, correct?

A. They would, I believe, yes.

Q. I want to turn and draw your attention to page 384, little numbers at the bottom. This document states "Board audit committee, November 4th, related party transactions, quarter 3, 2016. Internal discussion draft not for distribution." Do you see that?

A. Yes, sir.

Q. All right. Now, this page goes on to describe certain transactions, including the second bullet point, KBW advisory services. Do you see that?

A. Yes, sir.

Q. Halfway through the page it says "As of August 31, 2016, Halle Benett is no longer a paid employee of KBW (although he is continuing as an unpaid consultant through March 2017 on a handful of transactions, none of which involve the company or the bank)." Do you see that?

A. Yes, sir.

Q. Is that a representation that you made to the joint audit committee of the bank?

A. Specifically about my employment status at KBW?

Q. Correct, yes.

A. Yes.

Q. All right. When did you make that representation, at the meeting?

A. No, it would have been before. It would have been upon -- not to this committee, it would have been the whole bank board or the whole board, holding company board at the time of my resignation back in August.

Q. I previously asked you about conversations regarding KBW, you mentioned that you had made, had a conversation with the board but you couldn't recall the details. So now I want to clarify, this conversation you had when you were signed, when did this occur?

A. Well, the company was aware of my pending resignation for quite a while. Had numerous conversations with Mr. Sugarman. Other members of the company and the board. I had initially planned to resign from KBW back in early summer. So KBW -- so the company was keenly aware of my plans to resign and were aware of my -- were aware of my actual resignation date being August 30th, 2016.

Q. My question was, when did this conversation with the board occur?

A. There were several. I don't recall specific dates. I also submitted an official letter to Mr. Grosvenor.

Q. When did you submit the official letter?

A. Well, there was some back channel. He kept asking me when it was happening, and I said it was in some point in August. I told him it was officially happening on August 30th.

Q. What do you mean by back channel?

A. I said there was back and forth e-mails where the company was asking me when my resignation date from KBW was going to occur.

MR. HUBBELL: So it's 9:50, if you want to finish up with a couple of questions, let's take a break.

MR. ABASCAL: Why don't we take a break now.

THE VIDEOGRAPHER: The time on the video monitor is 9:50 a.m., we are off the record.

(Off the record.)

THE VIDEOGRAPHER: We are back on the record. The time on the video monitor is 10:01 a.m.

Q. Mr. Benett, you were discussing a conversation you had with Mr. Grosvenor before the break. And I want to go back to that. Can you tell us as best you can remember every conversation you had with Mr. Grosvenor about whether or not you would be paid by KBW after August 31, 2016?

MR. HUBBELL: Can you just repeat that. The reporter sneezed and he was talking to her over your question. I want to make sure the witness has it.

Q. Can you tell us every conversation that you had with Mr. Grosvenor about whether or not you would be paid by KBW after August 31, 2016?

A. If I understand your question correctly, you're asking me to recount every conversation I had? No, I cannot recount every conversation I had. I had many over a prolonged period of time. Not just with Mr. Grosvenor, but with many individuals at Banc of California and the board. What I do recall is on or around, as it got closer to my official resignation date, informing him my actual resignation date was upcoming and that I would have an agreement with KBW to be compensated for certain transactions and would have an unpaid consulting role for KBW that initially was to extend through March 31st, 2017, and then at KBW's request at some point in the fourth quarter was shortened to December 31st, 2016. But I cannot recount every conversation. There were several, as I've stated prior. I initially contemplated resigning from KBW at some point in the spring. KBW asked me to stay on as an employee and then it was going to move towards the summer, June 30th, I believe being the actual date. KBW at their request asked me to stay on to help hire, stay in place as they hire a team to replace me for purposes of being able to negotiate and have better negotiating leverage with that team. I agreed to do so with the ultimate date being August 30th. In addition to that, all of that information was confirmed by the company independently with KBW in January of 2017.

Q. So based on those representations you made to Mr. Grosvenor and others, the ones you just recounted to us, the bank described your relationship with KBW in its financial statements, correct?

A. I believe that's correct.

Q. And do you believe those financial statements to be accurate in the sense of the way they describe your role at KBW?

MR. HUBBELL: Objection. Compound.

Q. Well, let me address the objection. Let me show you the financial statements. We're going to show you Exhibit 217, which is the Form 10-K. It's a huge exhibit. We are only going to use a couple of pages. (Exhibit 217, Form 10-K, was so marked for identification, as of this date.)

Q. Mr. Benett, we have Exhibit 217 before you. For your convenience, we have put some post-it notes on the page I want to address with you. Let's start with the first post-it note. Page 181. Do you see page 181, sir?

A. Yes, sir.

Q. And towards the end of the page, it refers to underwriting services, and it says "Keefe Bruyette & Woods acted as an underwriter of public offerings of the company's securities in 2016, 2015 and 2014." Do you see that?

A. Yes, I do.

Q. And then the next sentence describes you, "Halle Benett, a director of the company and the bank, was employed as managing director and head of Diversified Financials Group at KBW until August 31 and is entitled to receive compensation for certain deals that close subsequent to August 31 that he originated or actively managed, none involving the company or the bank." Do you see that, sir?

A. Yes, sir.

Q. So the bank, based on your representations that you just described, put this in its financial statements, correct?

A. Yes.

Q. Do you believe that to be accurate, what's described there?

A. I do.

Q. You understand the importance of it being accurate, correct?

A. Yes, I was not paid on the bank -- if you're referring that I was paid for the sale of this transaction, I provided you all with details of the transactions I was paid for.

Q. We'll address what you provided in a minute. That wasn't my question. I wasn't asking what you provided to us. What you were paid for. I asked if you understand it's important that the financial statements be accurate?

A. Yes.

Q. All right. Next sentence is "In addition, Mr. Benett has agreed to pay unpaid consulting services to KBW for a small number of transactions, none involving the company or the bank through December 31, 2016." Do you see that?

A. Yes, I do.

Q. And the bank put that in its financial statements based on your representations, correct?

A. Based on documentation provided to them that they confirmed as well.

Q. Okay. Do you believe that sentence to be accurate?

A. I do.

Q. Well, let's go through the documents that you provided to us that you just mentioned that you provided to us.

MR. ABASCAL: Can we go off the record for a minute.

THE VIDEOGRAPHER: The time on the video monitor is 10:08 a.m., we are off the record.

(Off the record.)

(Exhibit 218, Employment agreement, was so marked for identification, as of this date.)

THE VIDEOGRAPHER: We are back on the record. The time on the video monitor is 10:10 a.m.

Q. Mr. Benett, you were referring to the documents you provided to us. You understood that we had issued a subpoena to you, correct?

A. Yes, sir.

Q. And that subpoena requested, among other things, your agreement with KBW, correct?

A. Yes.

Q. And this is what you provided?

A. This is what I had, correct.

Q. This is all that you had?

A. Yes, sir.

Q. Well, let's have a look at it. Cover page is Halle Benett to Robert Hotz. Do you see that?

A. Yes.

Q. Mr. Hotz is at Houlihan Lokey?

A. That is correct.

Q. And the second page begins a copy of your confidential separation and release agreement. Do you see that?

A. Yes, I do.

Q. And this is the agreement that you had with KBW, right?

A. That is correct.

Q. All right. Now, the first page, fourth "whereas" clause says "Mr. Benett will assist the company in transitioning the transactions listed on the attached Schedule C." Do you see that?

A. I do.

Q. It also says that you will have the e-mail address for the sole purpose of transitioning the transactions on Schedule C, correct?

A. Yes.

Q. And then we go to page 3 of 15. And page 3 of 15 says, at the top, "On or about January 31, 2017, Benett will receive a cash payment equivalent," equivalent in quotes, "2016. The equivalent 2016 will be equal to net revenue to investment banking received by the company between January 1, 2016 and December 31, 2016, multiplied by the Benett attribution multiplied by the Benett payout as indicated on Schedule C." Do you see that?

A. Yes, sir.

Q. So this provision provides what bonus that you will receive in connection with certain transactions as outlined on Schedule C, correct?

A. I believe it outlines what payments I may receive, not what I will receive.

Q. As outlined on Schedule C, correct?

A. Yes.

Q. And then the next paragraph has the same provision for the following year, the equivalent 2017, do you see that?

A. Yes, sir.

Q. And that also specifies what bonus you will receive for the items on Schedule C, correct?

A. Yes, sir.

Q. All right. Now, if we go to the bottom of the page, it says page 3 of 15, right?

A. Uh-huh.

Q. It's a 15-page document, correct? But we go to the end, and the last page you produced was page 14.

A. Yes.

Q. And what's not attached to this document that you produced is that Schedule C.

A. Correct.

Q. Why didn't you produce Schedule C?

A. I don't have it. I produced all of the documents that I had in my possession.

Q. Did you lose Schedule C?

A. I must have thrown it out because I no longer needed it.

Q. You believe you destroyed Schedule C?

A. I didn't say I destroyed it. Back in the transaction, way back when, I am sure -- I'm not sure why I even kept this, to be honest. But no, I never destroyed any documents.

Q. You said you must have lost Schedule C or thrown it out. So I want you to be absolutely clear about your recollection of Schedule C. Did you throw it out or did you lose it?

A. I must have lost it. I don't recall. But I had no need for it.

Q. Schedule C defined your compensation or your bonus, correct?

A. Schedule C defined transactions I might get paid for.

Q. Schedule C also described the transactions that you were going to be, quote, transitioning, correct?

A. Schedule C was a company-produced schedule. And I assumed KBW would tell me what they needed me to do.

Q. Correct. Mr. Benett, isn't it a fact that according to Schedule C, you were to receive compensation for Banc of California transactions?

MR. HUBBELL: Objection. Lack of foundation.

A. I don't remember Schedule C. I do know I was not paid for Banc of California.

Q. You don't remember Schedule C?

A. Correct. It was not produced by me, it was produced by KBW. What I do know is I was not paid for that transaction.

Q. I am not asking if you were paid. We're going to get how you were paid. What I am asking you is whether or not, according to Schedule C, you were going to be paid the Benett attribution and the Benett payout for Banc of California sell side deal?

MR. HUBBELL: Objection. Lack of foundation. Asked and answered.

A. I believe I answered the question.

Q. I don't believe you did. Were you going to be paid, according to Schedule C, for a Banc of California transaction?

A. I not paid for the Banc of California transaction. I did not produce Schedule C.

Q. Does Schedule C list Banc of California as one of the transactions for which you could receive compensation?

A. I have not seen Schedule C in a long time. I don't know the names on that list.

Q. Did you see Schedule C in preparation for your deposition today?

A. I did not.

Q. Let's see if we can refresh your recollection. And I will show you Schedule C.

(Exhibit 219, Schedule C, was so marked for identification, as of this date.)

MR. HUBBELL: Mr. Abascal, I see that this bears production numbers KBW, which I believe were documents that you received sometime in the last week from KBW. Do you intend to ask questions about this? look at the last page of Schedule C.

Q. Mr. Benett, if you can take a

MR. HUBBELL: All right, Mr. Benett, don't answer any questions about this. I am suspending the deposition. I am going to seek a protective order. We are off the record.

MR. ABASCAL: No, I want to stay on the record.

MR. HUBBELL: Well, you can stay on the record. I am suspending the deposition to seek a protective order.

MR. ABASCAL: Mr. Benett, are you invoking your Fifth Amendment rights, is that why you want the deposition suspended?

MR. HUBBELL: Mr. Abascal, that is an outrageous question.

MR. ABASCAL: It's not.

MR. HUBBELL: This deposition is suspended so that I can seek a protective order. We're done, unless you want to withdraw this and proceed to ask other questions.

MR. ABASCAL: No, I am going to ask him questions about Schedule C.

MR. HUBBELL: We're leaving.

MR. ABASCAL: Are you walking out?

MR. HUBBELL: I have a right under the Federal Rules to suspend this deposition to seek a protective order. That is what we're doing. Let's go.

MR. ABASCAL: All right. Why don't we call the judge?

MR. HUBBELL: You had the choice.

MR. ABASCAL: Rob, you should consider whether you can represent Mr. Benett. We're going to be taking that up.

THE VIDEOGRAPHER: We are going off the record at 10:19 a.m.

(Off the record.)

THE VIDEOGRAPHER: We are back on the record. The time on the video monitor is 10:39 a.m.

(Off the record.)

MR. ABASCAL: For the record the witness has walked out and so has his counsel and they appear to have left

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

--------------------------

In Re BANC OF CALIFORNIA ) Case No. 8:17-00118

SECURITIES LITIGATION ) AG-DFM

--------------------------

Wednesday, January 16, 2019

9:20 a.m.

Volume II

Video-recorded deposition of HALLE BENETT

(excerpt)

Transcript

VIDEO OPERATOR: Good morning. We are on the record at 9:20 a.m. on Wednesday, January 16, 2019. This is the beginning of Media Number 1 of the video-recorded deposition of Halle Benett, taken by counsel for Defendant Steven Sugarman and Plaintiff Ironworkers Local 25 in thematter of In Re Banc of California Securities Litigation filed in the United States District Court, Central District of California. Case Number 8:17-00118 AG-DFM.

This deposition is being held at the United States District Court, Central District, located at 411 West 4th Street, Santa Ana, California.

Please note microphones are sensitive and may pick up 09:21 whispers, private conversations, and cellular interference. Until all parties agree to go off the record, audio and video recording will continue to take place.

My name is Jill Warren, and I'm the videographer. The court reporter is Gail Kennamer, and we are with Veritext Legal Solutions.

Beginning with the noticing attorney, please state your appearance.

MR. ABASCAL: Manny Abascal on behalf of Steven Sugarman, with Rachel Bosley.

MS. LARGENT: Lowrie Largent with Robins Geller Rudman & Dowd on behalf of Plaintiff and Class Representative Irons Workers Local Number 25 Pension Fund.

MR. McDONALD: Mark McDonald from Morrison & Foerster. With me is Jennifer Zheng from Morrison & Foerster, and we represent Banc of California and the witness. And I'd like to say one thing about the preface that was read. This was identified as the beginning of Media Number 1. I just wanted the record to note this is a resumed deposition that began a couple weeks ago, and there was already a portion of videotape that was taken in connection with the video -- the deposition.

VIDEO OPERATOR: Thank you. The court reporter will administer the oath. Then counsel may proceed.

HALLE BENETT, a witness herein, having been administered an oath, was examined, and testified as follows:

-EXAMINATION-

BY MR. ABASCAL:

. . .

Q. Mr. Benett, switching gears, you previously worked at a firm called KBW; correct?

A. Yes, sir.

Q. And prior to Mr. Sugarman resigning, Mr. Sugarman raised concerns about your work at KBW; correct?

A. Not to my knowledge. First I had heard of any concerns that he had about my employment at KBW was a letter I received from you, Mr. Abascal, at some point in January or February whenever that letter was received. Prior to that -- Can I complete my answer?

Q. Go ahead. I didn't mean to cut you off.

A. Prior to that, Mr. Sugarman had asked for my resignation on December 12th or 13th, somewhere around there, and in writing had stated it was very specifically because of my job change to Melody Capital from KBW.

Q. On December 12th Mr. Sugarman didn't raise any issues about KBW?

A. Not to me, nor did anyone else at the company.

Q. Nor did anyone else at the company?

A. That is correct.

Q. Okay. So the only issue that Mr. Sugarman raised on December 12th was regarding Melody Capital?

A. That is correct.

Q. And was that true for January as well?

MR. McDONALD: Vague and overbroad as to the whole month of January.

THE WITNESS: Until I received a letter from you, sir, outlining a whole list of things, I had not heard of any concerns from anyone at the company.

BY MR. ABASCAL:

Q. About your relationship with KBW?

A. That is correct.

Q. And you had not spoken with anyone at the company about any concerns that were raised about KBW?

MR. McDONALD: Concerns about KBW is overbroad and vague.

THE WITNESS: No one brought any concerns to my attention, so I'm not sure who I could have had conversations with.

BY MR. ABASCAL:

Q. So prior to Mr. Sugarman resigning, no one at the company brought any concerns about KBW to your attention?

A. No. I learned after the fact that Mr. Sugarman had Angelee Harris reach out to KBW, but I was not -- I was not aware of that up until the point where I had been aware that he had asked that call to be made.

Q. Mr. Benett, please focus on my question. Prior to Mr. Sugarman resigning, no one at the company brought any concerns about KBW to your attention?

MR. McDONALD: Any "concerns about KBW" is overbroad and vague.

THE WITNESS: What reference point? I don't recall any -- I don't recall KBW really being mentioned, but --

BY MR. ABASCAL:

Q. Okay. Let's -- What exhibit are we on? 22?

MS. BOSLEY: This is previously marked as Exhibit 183.

THE WITNESS: (Indicating.)

BY MR. ABASCAL:

Q. Mr. Benett, I have before you a previously marked Exhibit 183 which is the Minutes of Joint Compensation, Nominating Corporate Governance Committee of the Board Held on January 26, 2016.

Do you see that?

A. Yes, sir.

Q. Drawing your attention to page 8 which is Bates number BOC -437870. Middle of the page it says, "Proposed Related Party Transaction."

And the document states Mr. Brownstein -- I'm sorry. I should have put the date. This is a January 26, 2016 minutes of the governance committee.

In the middle of the page it says: "Mr. Brownstein then addressed the Committee to discuss a proposed related party transaction involving Benett. Mr. Bennett [verbatim]. Mr. Brownstein discussed with the members that the proposed engagement of KBW pursuant to which KBW would serve as financial advisor to the Company and the Bank in connection with soliciting possible opportunities to sell the equipment finance business of the Bank on favorable terms..."

Do you see that?

A. Yes.

Q. And if you do look to the fourth "WHEREAS" clause, it states: "Mr. Benett has advised the Committee that he would have no direct involvement in KBW's activities on behalf of the Company and the Bank under the engagement letter would not receive compensation as a result of the engagement..."

Do you see that?

A. Yes, sir.

Q. Did you advise the committee of those facts?

A. I don't recall, but I must have.

Q. You say you must have. Are you -- You agree that this statement is true, then?

A. I don't recall. I don't recall the discussion, but I don't have a belief that it would be incorrect.

Q. Did you represent to the bank at any point that you would have no direct involvement in KBW's activities on behalf of the company?

A. I believe I did.

Q. And did you represent to the bank that you would not receive compensation as a result of KBW's engagement to sell the equipment finance business?

A. I believe that to be correct, yes.

Q. You made similar representations in October 2016; correct?

A. I recall from the first deposition, yes.

MR. ABASCAL: Let's look at those.

MS. BOSLEY: This was previously marked as Exhibit 215.

THE WITNESS: (Indicating.) Thank you.

BY MR. ABASCAL:

Q. Exhibit 215 is a document entitled, "Action By Joint Unanimous Written Consent of The Boards of Directors..."

Do you see that?

A. Uh-huh.

Q. This is a signed document that you, yourself signed; correct? If you look at page 6 of the document, is that your DocuSigned signature?

A. Yes.

Q. This is after the blog; correct?

A. Yes. October 26 would have been after the blog.

Q. And this document approves the sale of assets to Hanmi Bank and make certain statements regarding KBW and your relationship with them; correct?

A. Yes.

Q. Let's go to the second "WHEREAS" clause. The first one. The first one says: "It is proposed that Bank and Hanmi Bank...enter into a ...Purchase Agreement"; correct?

Do you see that? First whereas clause.

A. Yes.

Q. And that transaction between Banc of California and Hanmi Bank, that's the one that KBW was advising on; correct?

A. Yes.

Q. All right. In fact, the next "WHEREAS" clause says the financial advisory and investment banking services with respect to the Sale were provided by KBW on an exclusive basis.

Do you see that?

A. I do.

Q. And that had previously been approved by the Boards; right?

A. I believe so, yes.

Q. That was approved based on your representations that you would not work on the deal and receive no compensation; correct?

A. Correct.

MR. McDONALD: Vague.

BY MR. ABASCAL:

Q. Now, the next "WHEREAS" clause says exactly that.

"WHEREAS, with respect to KBW... Halle Benett, a director of the Company...was employed as a Managing Director and Head of the Diversified Group at KBW on April 1st through August 31, 2016, and continues as an unpaid consultant through March 2017 on certain matters unrelated to the Company and the Bank."

Do you see that?

A. Yes.

Q. Are those statements true?

A. Yes, I believe them to be true.

Q. So you acted as an unpaid consultant for KBW at that time period?

A. My separation agreement with KBW contemplated compensation for certain transactions, but I was receiving no salary beyond my resignation date on August 30th.

Q. My question is: Is this statement true? Is this statement true that you were an unpaid consultant for KBW?

A. I believe it to be true.

Q. Fifth "WHEREAS" clause says: "...due to his former affiliation with KBW (and continued role as an unpaid advisor)..."

Do you see that?

A. Yes.

Q. Is that true?

A. Again, I answered that question I believe it to be true.

Q. All right. You wouldn't have signed a document if it wasn't true; correct, sir?

MR. McDONALD: Overbroad.

BY MR. ABASCAL:

Q. Correct?

A. Correct.

Q. And you made representations to KPMG that you were not receiving payment for this; correct?

A. For this transaction.

Q. For this transaction.

A. I don't recall the specific, but that sounds correct.

Q. Well, you were on the audit committee at this time; correct, sir?

A. I don't recall the specific conversation with -- with KPMG.

Q. You were on the audit committee; correct?

A. Yes, I was.

Q. All right. These representations landed in the bank's financial statements; correct?

MR. McDONALD: "These representations" is

overbroad. "Landed" is vague.

BY MR. ABASCAL:

Q. Is that true, sir?

A. The statement saying that I would not be paid, yes, I believe I did.

MS. BOSLEY: This was previously marked as Exhibit 217.

BY MR. ABASCAL:

Q. Now, Mr. Sugarman, as the CEO of the bank, you had to certify the accuracy of the financial statements; correct?

A. Yes.

Q. And he couldn't do so if he thought something was false in them; correct?

MR. McDONALD: I'm sorry. I missed the question. Calls for speculation.

THE WITNESS: I can't answer what he would and would not do.

BY MR. ABASCAL:

Q. Let's turn to page 181. We should have marked it for you, the bank's 10-K.

This 10-K was issued after Mr. Sugarman had resigned; correct?

A. Yes, I believe that's correct.

Q. In fact, KPMG had withheld approval of the 10-K until the investigation was complete; right?

MR. McDONALD: "Withheld approval" is vague. Assumes facts and no foundation.

BY MR. ABASCAL:

Q. Go ahead.

A. I believe KPMG was doing -- had reservations that ran deeper than the Wilmer -- WilmerHale investigation. So I would not characterize it as that's the only thing they were looking at.

Q. Okay. KPMG withheld approval of the 10-K; correct?

MR. McDONALD: "Withheld approval" is vague and ambiguous. Assumes facts.

THE WITNESS: I don't believe -- Again, the terminology -- I'm not sure they withheld approval. They were not going to approve until a number of things occurred.

BY MR. ABASCAL:

Q. Okay. And that's why the 10-K wasn't issued on time; correct?

MR. McDONALD: The 10-K or 10-Q? Assumes facts. No foundation.

MS. LARGENT: Join.

BY MR. ABASCAL:

Q. Go ahead, sir.

A. There were -- KPMG was doing its own independent investigation on the companies, so --

Q. All right.

A. -- you'd have to speak to them about specifically what their policies, procedures, and processes would have been.

Q. Let's go to page 181 of the 10-K.

A. Uh-huh.

Q. It has a section called "Underwriting Services."

Do you see that?

A. Yes.

Q. All right. It says:

"Keefe, Bruyette & Woods," KBW, "a Stifel company, acted as an underwriter of public offerings of the Company's securities in 2016, 2015 and 2014."

Do you see that?

A. Yes, I do.

Q. Okay. That's true, KBW was the investment banking firm for Banc of California; correct?

A. They were one of many.

Q. Yes.

And you were working at KBW at the time or during 2004 to 2016 period; correct?

A. Through -- I joined KBW in April 2014. So from April 2014 through August of 2016, yes.

Q. It goes on to say KBW "acted as financial advisor for the Company's sale of its Commercial Equipment Finance Division in 2016."

Do you see that?

A. I do.

Q. "Halle...Benett, a director of the Company and the Bank, was employed as a Managing Director and Head of Diversified Financials Group at" KBW "until August 31..."

Do you see that?

A. Uh-huh.

Q. "...and is entitled to receive compensation for certain deals that close subsequent to August 31..." Was that true?

A. Yes.

Q. "...that he originated or actively managed (none involving the Company or the Bank)..."

Do you see that?

A. Yes, I do.

Q. Is that statement true that you were entitled to receive compensation for deals that were originated or actively managed by you?

MR. McDONALD: Vague and overbroad.

THE WITNESS: I was entitled to compensation on a series of deals.

I'm happy to go through my whole separation agreement and the details versus specific questions, but -- but generally speaking, yes, KBW wanted to find ways to compensate me for transactions that I had been involved in, in some way, shape, or form post -- post my resignation on August 30th.

BY MR. ABASCAL:

Q. Sir, that's not my question. We can get to the -- If you can just listen to my questions and answer them.

My question is: Is this statement true in the 10-K?

A. Yes, I believe it to be true.

Q. "In addition to Mr. Benett has agreed to provide unpaid consulting services" to KBW.

Do you see that?

A. Yes, I do.

Q. Is that sentence true?

A. I also believe that to be true.

Q. That you were performing unpaid consulting services to KBW for a small number of transactions, none involving the bank through December 31; is that statement true?

A. I believe it to be true. The purpose of the arrangement was for KBW or Stifel to call me, if needed, on some situations, and they did that.

Q. And the bank included these statements in its financial statements based on your representations; correct?

MR. McDONALD: Calls for speculation.

THE WITNESS: It's also verified by the company.

BY MR. ABASCAL:

Q. Sir, again, my question is: The bank included these statements in its financial statements based on your representations; correct?

MR. McDONALD: Same objection.

THE WITNESS: I believe partly based on that and recollection -- and -- and confirmation from the company as well based on Mr. Sugarman's request.

BY MR. ABASCAL:

Q. Well, let's go through your contract.

MS. BOSLEY: Previously marked as 218.

THE WITNESS: (Indicating.)

BY MR. ABASCAL:

Q. Mr. Benett, I'm showing you Exhibit 218 which is an email from yourself to yourself. I'm sorry. An email from yourself to yourself and then later forwarded to a person named Robert Hotz.

Do you see that?

A. Yes, I do.

Q. And this has a Confidential Separation and Release Agreement.

Do you see that?

A. Yes, I do.

Q. This is your agreement with Stifel and KBW for your separation; correct?

A. Yes.

Q. This is what you -- the version you produced in discovery; correct?

A. This is what I had, so yes. I produced everything I had.

Q. This is incomplete because it's missing the last page; correct?

A. Yes.

Q. Okay. So let's go through the recitals, sir. The fourth recital says:

"WHEREAS, Benett will assist the Company in transitioning the transactions listed on the attached Schedule C."

Do you see that?

A. Which?

Q. Fourth recital down, first page.

"Whereas, Benett will assist the Company in transitioning"--

A. Yes.

Q. -- "the transactions listed on the attached Schedule C"; correct?

A. Yes.

Q. And that's what's missing, Schedule C; right?

A. Yes.

Q. Those are the deals that you were going to assist in transitioning; correct?

A. I believe it was much broader than that. The intent of the separation from KBW and Stifel's standpoint -- I'll step back and give the history because I think it's important.

Q. Sir --

A. Okay. I won't.

Q. -- I appreciate you may think it's important, but the way it works I ask you a question. You answer it. Your counsel can ask you questions that I missed --

A. Okay.

Q. -- if they are important, and you can answer.

A. Okay.

Q. Fair enough?

A. Yes, sir.

Q. All right. Let's go to the fifth "WHEREAS" clause.

"WHEREAS, Benett will have access to his Company email address for the sole purposes of transitioning the transactions...on Schedule C."

Do you see that?

A. Yes.

Q. And then let's look at the seventh "WHEREAS" clause.

That says:

"WHEREAS, in connection with Benett's employment, he executed a certain Promissory Note in the original principal amount of $1,050,000.00..."

Do you see that?

A. Uh-huh.

Q. Did you tell anyone at the bank that you had borrowed a million dollars from KBW?

A. I did not borrow a million dollars from KBW.

Q. Did you tell anyone at the bank that you had a promissory note from KBW for a million dollars?

A. It was restricted stock. So what KBW was doing is they were -- they were creating a restricted stock component when I left. I had a series of restricted stock. When I resigned from EBS, I would have lost that stock when I joined a competitor, and it's typical in the investment banking world, other firms will issue stock; and accordingly Stifel's policy was not to just give stock or give cash, so they created a tax efficient note; so it was not borrowing in that -- in that regard. It wasn't a loan from them at all.

Q. My question was: Did you tell anyone at the bank that you had a promissory note --

A. I do not believe I did.

Q. -- with KBW for a million-$50,000?

A. I do not believe I did.

Q. And did you tell anyone at the bank that the outstanding principal balance on that promissory note was $630,000?

A. I do not recall whether I had a discussion that my stock -- whether or not my prior stock would be -- would be invested upon my resignation.

Q. That's not my question, sir.

My question is: Did you tell anyone at the bank that the outstanding principal balance on the note was $630,000?

A. I don't believe I did.

Q. And as part of your separation agreement, KBW forgave the principal balance of that loan; correct?

MR. McDONALD: Forgave and loan are vague and ambiguous. Assumes facts. Mischaracterizes his testimony.

THE WITNESS: They accelerated my deferred compensation.

BY MR. ABASCAL:

Q. Mr. Benett, turn to page 2, please.

A. Page what?

Q. Page 2 of your agreement.

Paragraph 1(a), it states:

"The Company will forgive $630,000 of the principle balance of the Note within 30 days of the Termination...as long as Benett executes and does not exercise his right to revoke" the "Agreement."

Do you see that?

A. Yes, I do.

Q. Did you inform anyone at the bank that KBW had agreed to forgive $630,000 of the principal balance of the note?

A. I don't believe I did.

Q. Why not?

A. I didn't consider my deferred compensation as a component. This is stock that I had for years and very traditional and standard in the investment banking world.

Q. You didn't think it was important for the bank to know that you had a promissory note for -- with a $630,000 balance to the bank's investment banker?

A. I don't recall when I joined KBW if I had a conversation with Mr. Grosvenor about the details of -- of -- of my joining there. I don't -- I don't recall.

Q. That wasn't the question.

My question is: Did you think it was important for the bank to know that you had a promissory note for $630,000 balance to the bank's investment banker?

A. No. And the reason being, as I stated before, it's deferred compensation that they were making me hold on for -- for prior -- you know, for prior loans.

Q. You did not think it was important for the bank to know that?

A. I -- I --

MR. McDONALD: Asked and answered.

THE WITNESS: I don't -- I don't think -- No, I guess not.

BY MR. ABASCAL:

Q. Keep that one there.

Let's have you look at the agreement with Schedule C.

MS. BOSLEY: This is previously marked as 219.

THE WITNESS: (Indicating.)

BY MR. ABASCAL:

Q. Mr. Benett, I'm handing you Exhibit 219, which is a Confidential Separation Agreement that you had with KBW.

A. Yes, sir.

Q. Same agreement, sir; correct?

A. Yes, sir.

Q. This one has the last page, Schedule C?

A. Yes.

Q. Schedule C defines the transactions for which you could receive compensation; correct?

A. For which I may -- may potentially receive compensation, correct.

Q. Why didn't you have a copy of this?

A. I'm sure I did at one point. My view on -- So my compensation, and I understand your point about the appropriate way to do this, but the frame of reference is important.

When --

Q. I will move to strike your answer, sir. I just want you to answer my question. Why didn't you keep a copy of this?

A. Because most of my compensation was determined by the time I walked out the door on August 30th, and so I don't maintain lots of documents, particularly with confidential client information and other things on a regular -- on a regular basis, so --

Q. Most of your compensation --

MR. McDONALD: Counsel -- Counsel, I think when you ask a witness a "Why" question, they are entitled to give you their answer. And if the answer of a "Why" question is a long answer, he's entitled to give it.

Mr. Benett, if you have something more you want to say, I think you should be allowed to say it without being interrupted and tell him not to give it.

If you think you answered the question fully, I'm not saying you need to add more. I just want to make sure you have that opportunity.

MR. ABASCAL: I will object to the coaching.

THE WITNESS: Well, no, I don't think I answered the question fully; but obviously, Mr. Abascal interrupted me, so I stopped answering.

MR. McDONALD: Like I said, Counsel, I think you asked a "Why" question. That is a pretty open-ended question. You ought to allow him to give the full answer. I would ask that you allow him to finish and not interrupt him and cut him off.

So, Mr. Benett, if you have more you want to say, you are entitled to about why.

MR. ABASCAL: I'm going to object to the argument.

Q. I want you to give the answer to my question, full answer. I'm not trying to interrupt you in any way, sir.

You said you didn't keep a copy of Schedule C.

My question is: Why didn't you keep a copy of Schedule C? And give as thorough an answer as you want to that question: Why didn't you keep a copy of Schedule C?

You told me -- Part of your answer was that your compensation was set as of August 2018, so -- 2016. I want to understand that. Why didn't you keep a copy of Schedule C?

A. That's the answer. So my compensation from my separation was really divided into two components at the time.

The first component at the time was the forgiveness of -- of -- the forgiveness or acceleration of my signing bonus, which is really what that note was. It was a signing bonus, characterized as a signing bonus. I'm sure if you want to speak to the folks at Stifel, I can tell you who to speak to that is regularly how they conduct their business with everyone that joins their firm. Geraldine Natali (phonetic), head of human resources, I can give you her name, contact information.

And so when I initially resigned and said I wanted to resign from KBW/Stifel, it was sometime around March 2016. I approached a gentleman by the name of Victor Nesi, who runs all institutional businesses for Stifel, and told him that I had an opportunity to move on to my side of credit organization with some ex-colleagues, and I was looking to do that.

He fully understood and -- and said look, "Let's figure out something that makes sense for your efforts here." And so what he

-- what he offered was the acceleration of my signing bonus, which essentially was the -- the component of -- which was the million-5. When I joined, it was a signing bonus. The signing bonus was very specific to an amount of prior compensation that I had -- you know, that I had had in my prior investment banking career, and I was going to lose that by joining a competitor.

He also said, you know, "Let's see what else. Prefer maybe you not resign today. Let's work out with the KBW folks kind of the time of your resignation," et cetera.

So that was a fair component of what I thought I was going to get when I actually left, was going to leave the firm.

KBW asked me to stay on for a period of time, initially maybe up into June for the sole and specific purpose of hiring a team, hiring other people within the firm.

So I said I would do that, and so I stayed on.

Past June, ultimately KBW did recruit a team of individuals. At which point, I set my resignation for -- for August 30th. We worked on a number of transactions during the course of that -- during the course of that timeframe, had signed up a couple pretty significant transactions, and KBW determined for staying on, that they wanted to compensate me kind of additionally for certain transactions.

Vick Nesi had decided since I was not going to a competitor, it would be nice if I stayed on as an unpaid consultant if there were certain transactions or certain things people at the bank wanted me to help them with, would I offer to do so. Since I wasn't going to a competitor said, "Sure, that sounds -- that sounds fine."

So that was the genesis of the arrangement. And come August 30th, when I actually had to leave, KBW produced a bunch of different schedules. I was not privy to kind of the accounting and mechanisms with internal client lists within KBW on a broader basis, so I didn't ask. Stifel had their own. KBW had their own. This list was produced. Banc of California is on this list. It was clearly put there by accident.

And at some point by -- somewhere around January, I had a couple of conversations with KBW around a couple of specific transactions. But as you can see on this list, if you take a look, the completed deals actually comprised a majority of my actual compensation.

Beyond the completed deals, there were a couple of transactions under the mandated deals, particularly one, Elliott Management, which we had already signed up prior to August 30th, and it wasn't in the completed because the transaction actually hadn't been finalized, but our payment on that transaction was completely non-contingent to an outcome, and so -- and that was a large payment to me and a large payment to the firm.

So when I walked out the door on August 30th, I had largely -- my compensation had largely been set. I knew the Elliott Management transaction was going to pay, and I knew essentially what the fee was going to be, give or take. I knew these other transactions had already been closed. I honestly didn't focus on the balance of this stuff. Had I seen this, I would have focused on it. I clearly would have had Banc of California take it off. It was here as a mistake.

The company notified me that there was a mistake on -- on a prior schedule, and they said they were going to pay me on a revised basis of schedules. We had a couple emails back and forth, and that is what I was ultimately paid on.

So I understand that is a long-winded answer, and I apologize, but that is -- that is kind of how the agreement was -- came to be from the beginning up and to the very end, and I was actually not paid for the Banc of California sale of -- the sale of the Banc of California business to Hanmi Financial.

Q. Have you completed your answer, sir, because I don't want to interrupt you?

A. Yes, sir.

Q. All right.

A. Thank you.

Q. My question was: Why didn't you keep a copy of Schedule C? You've just given me a full recitation of something else, but I didn't get an answer to my question. Why didn't you keep a copy of Schedule C?

A. I believe I did answer. My answer is it was very little value to me.

Q. Schedule C was of little value to you?

A. Correct.

Q. Schedule C defined what compensation you would receive from KBW; correct?

MR. McDONALD: Mischaracterizes his testimony.

THE WITNESS: What I stated is when I walked out the door on August 30th, I was pretty clear what my compensation was going to be.

BY MR. ABASCAL:

Q. That's not my question. My question is: Schedule C defines what compensation you would receive from deals closed at KBW; correct?

MR. McDONALD: Mischaracterizes his testimony.

THE WITNESS: What I stated is, and I will state it again, I didn't really focus on Schedule C. So you're putting great importance on this schedule.

And what I'm stating is I put very little importance on this schedule because I knew what transactions I was largely going to be paid for when I walked out the door on the 30th of August.

MR. ABASCAL: Move to strike.

Q. Sir, I want you to listen to my question. I'm not asking what was important to you. I'm asking you: Does Schedule C define what transactions you would receive compensation for from KBW?

MR. McDONALD: Mischaracterizes his testimony.

BY MR. ABASCAL:

Q. I'm not asking about your testimony. I'm asking you about Schedule C.

Does Schedule C define what compensation you would receive for deals closed by KBW? "Yes" or "No."

A. Partly, yes.

Q. Well, partly. Let's go through the contract. Page 3 of the contract.

A. I don't understand the term contract.

Q. You don't understand the term contract?

A. Well, I'm not a lawyer.

Q. Okay.

A. But Schedule C --

Q. I don't want to confuse you.

So have a look at page 3 of the document in front of you, the Confidential Separation and Release Agreement.

A. Uh-huh.

Q. Top of the page, Paragraph (c). "On or about January 31, 2017, Benett will receive a cash payment equivalent...The Equivalent...will be equal to Net Revenue to Investment Banking received by the Company between January 1, 2016 and December 31, 2016" -- that's after you left -- "multiplied by the Benett Attribution, multiplied by the Benett Payout as indicated on Schedule C"; correct?

A. Yes.

Q. So this con- -- I don't want to confuse you -- this agreement said that you would be paid cash based on the numbers on Schedule C; correct?

A. That's what it states. Correct.

Q. So Schedule C defines how much you're going to be paid; right?

A. Correct.

Q. And in August --

A. Well, defines -- I apologize. I don't mean to disturb you.

Q. In August when you left KBW or you say you left KBW and you signed this, you hadn't been paid yet; right?

MR. McDONALD: Vague as to been "paid yet."

BY MR. ABASCAL:

Q. You hadn't been paid the cash equivalent; correct?

A. That is correct.

Q. You were due to be paid the cash equivalent on January 31, 2017; right?

A. I was -- I was due to be paid a cash equivalent in 2017. Correct.

Q. So, sir, why would you not keep a copy of the page of the contract that defines how much you are going to be paid when you haven't even received a payment yet?

MR. McDONALD: Asked and answered.

THE WITNESS: I already knew the deals I was going to get paid on. I don't need a piece of paper or multiple pieces of paper. I knew the deals I was going to get paid on. The ones that already closed, as I discussed prior, that had already been determined. Elliott Management was the only transaction I assumed was going to close and that I was going to get paid on.

BY MR. ABASCAL:

Q. You were an investment banker at KBW; correct, sir?

A. Yes.

MR. McDONALD: Asked and answered.

BY MR. ABASCAL:

Q. And so is your testimony that you didn't need to keep the piece of paper that would define how much your bonus would be?

MR. McDONALD: Asked and answered.

THE WITNESS: Yes. That is correct.

BY MR. ABASCAL:

Q. You trusted that KBW would pay you, and you didn't need to keep the contract or the page of the agreement that would define how much you would be paid?

A. That is correct. I trusted KBW to tell me what they were going to pay me.

Q. And you kept every single page of the agreement except for the page that defined how much your bonus would be?

A. I kept -- I am surprised I even kept that. Surprised I even kept the agreement; but yes, I trusted KBW was going to pay me what they said they were going to pay me.

Q. You ended up getting a $375,000 bonus; is that correct?

A. That is correct.

Q. And it wasn't important to you to keep the contract that would guarantee that you could enforce to get that payment?

A. No, it was not. I have known the KBW people for many, many years. And as it turns out, we did have a disagreement. We had a disagreement about the credit of my salary very specifically, and I went back and forth with them and said I didn't believe that we had ever discussed crediting my salary.

Q. Did you ever give the agreement, this agreement, to anybody at the bank?

A. No, I don't believe I did.

Q. Did you ever give Schedule C to anybody at the bank?

A. No, I don't believe I did.

Q. Did you ever tell anybody at the bank that Schedule C said you would receive payment for the Banc of California deal?

A. No, I did not. Because I did not anticipate, nor did I receive compensation for the Banc of California deal.

Q. We'll get to that in a minute.

My question is: Did you ever tell anybody at the bank that Schedule C defined how much you would be paid for the Banc of California deal?

MR. McDONALD: Assumes facts.

THE WITNESS: I don't know if it does that. I have no idea what the fee would have actually even been, whether there would have been a transaction.

As I stated prior, and I will state again, if it was on there, it was on there by mistake and not -- so I did not anticipate getting compensated for Banc of California/Hanmi transaction; and, in fact, I did not get compensated for that transaction.

BY MR. ABASCAL:

Q. We'll good get to that in a minute.

Let's go for Schedule C and look at the mandated deal.

Do you see that?

A. Yes, I do.

Q. The third one down says, the "Banc of California Sellside" deal 2016.

Do you see that?

A. Yes, I do.

Q. And so in that deal, according to the schedule the Benett attribution is 40 percent and the Benett payout is 20 percent; correct?

A. I see that as well. Yes, sir.

Q. So what that means is that you would get 20 percent of 40 percent of the fee that KBW received from that transaction; correct?

MR. McDONALD: Mischaracterizes his testimony.

THE WITNESS: Actually, the way -- the way -- the way it works, and the way it worked on multiple deals is there is all kinds of internal splits. What I ultimately got paid on, transactions I got paid on, was not that. It was -- It was an attribution between the division and then -- so a capital market's transaction would have been split 50/50 between the capital market's division and the investment bank. If there were another -- If it was a West Coast deal, it would have gone 50 percent to them and 50 percent here, so it's a series of divisions. But that's not my transaction, and so I did not work on -- on those details. This is -- This is a sheet that would have come from someone in accounting and clearly was a mistake.

BY MR. ABASCAL:

Q. Again, answer my question. Let's focus on the question, sir.

According to page 3 of the contract, it says that you would receive cash equal to the KBW fee, multiplied by the Benett attribution, multiplied by the Benett payout. That's what your con- -- your agreement says; right?

A. That is what it says.

Q. Okay. So if KBW got a fee, you would get on Banc of Cal -- I understand you think this is a mistake --but under this con- -- this agreement, KBW receives a fee, you would get 40 percent of 20 percent of that fee; correct?

A. I would get, according to this, I would have received 40 percent of a number, not 40 percent of the total fee. That would have been 40 percent of a number based on a bunch of other internal accounting; but ultimately it would have resulted to 40 percent of some number, and -- and then 20 percent of whatever that number was.

Q. 40 percent -- You get 20 percent of 40 percent of the quote, net revenue to investment banking; correct?

A. Defined -- Correct. What I'm saying is how they defined net revenue is not a simple transaction. I don't quite know how they do it because I wasn't privy to those details. But had I been paid on that transaction, then that would have -- that presumably would have followed suit, but I was not paid.

Q. Did you ever tell any other director at Banc of California about Schedule C?

MR. McDONALD: Asked and answered.

THE WITNESS: I will answer. Thank you, Mark.

I will answer again. This is confidential client information that belongs to KBW Investment Bank; so no, I did not.

BY MR. ABASCAL:

Q. Mr. Benett, I will ask you not to thank your counsel for an objection. Just focus on my questions and answer them. Okay?

A. Yes, sir.

Q. All right.

A. But did I answer your question?

Q. Again, sorry, I don't want to argue with you. The way it works is I ask you questions and if you can answer them.

A. I want to make sure I answer it.

Q. If I think it's unclear, I will ask you to clarify.

A. Thank you.

Q. Thank you for your conscientiousness on that.

All right. I want to focus for a bit -- We'll get to whether you were paid or not in a minute. I want to talk about the unpaid consulting you performed.

MS. BOSLEY: So this will be Exhibit 318. (Deposition Exhibit 318 was marked for identification by the court reporter.)

THE WITNESS: Thank you very much. Apologize you have to keep getting up.

BY MR. ABASCAL:

Q. Now, Mr. Benett, ultimately you were paid a bonus or you were paid the amounts specified in your agreement, correct, in 2017?

A. Specifically --

MR. McDONALD: The "agreement" is vague. Go ahead.

THE WITNESS: Specifically, I was paid two revised set of schedules that KBW provided me that was specifically --

BY MR. ABASCAL:

Q. Make it simple -- I'm sorry. I'm sorry. I didn't mean to interrupt you.

You received a payment from KBW in 2017; is that right?

A. Yes, sir.

Q. And you were unhappy with that payment because KBW withheld taxes; right?

A. I was curious as to how they defined a variety of things. I was actually really unhappy with the fact that they determined to credit my salary against any bonus because I had stayed on at their request, and we had never discussed that. They disagreed with me, and I moved on.

Q. Were you unhappy that KBW withheld taxes?

A. I asked the question as to why they would since I was an independent -- since I was a contractor, et cetera. So I was asking -- I'm not detailed on kind of how much accounting for this works, so I sent a question and asked the question. I asked the question to a couple of people within KBW. They didn't have the answer, so they sent it to their person and auditors and gave me the answer, and I said, "Okay."

Q. Mr. Benett, let's just focus on the email, then. We have Exhibit 318 in front of you.

Do you see that?

A. Yes, sir.

Q. All right. This is an email from you to several 11:55

people at KBW, including Peter Wirth.

Do you see that?

A. Yes.

Q. And Peter Wirth was your boss; right?

A. Yes, sir.

Q. All right. And this is an email that follows a payment you received from KBW; correct?

A. Yes, sir.

Q. And you say:

"As I am not an employee of Stifel or KBW taxes cannot be withheld and are solely my responsibility to pay as with any paid contractor."

Do you see that?

A. That is correct. That is what I asked.

Q. Now, you had represented to the bank that you were an unpaid contractor; correct?

A. Yes.

Q. That was repeated in the 10-K; correct?

A. Correct.

Q. Why are you telling KBW that you're a paid contractor?

A. I don't believe I used the term correctly. What I meant to state here, I see the words, but I believe what I was trying to state is that I was not being paid by Stifel or KBW for other ongoing services. I was no longer an employee.

Q. You see the words. Are those words false? Did you make a false statement to KBW?

A. I made an incorrect statement to KBW. I did make a false statement. I thought that statement to be correct. I did not use -- The term contractor has different means and understandings, so I didn't fully understand all the terminology.

Q. Sir, you didn't want them to withdraw taxes from your payment, and so you were arguing to them that you were being paid during the period that you represented to the bank that you were unpaid; isn't that true?

A. No, I don't believe that to be true.

What I was stating to KBW is the payment that I was making was now coming in. I was no longer an employee. So I was asking the question, maybe very inarticulately, as to how to characterize that.

They came back and said, "This is why you are getting paid." And I said, "Okay."

Q. Well, let's see if you said, "Okay." That doesn't seem what the email suggests. You write I'm -- You say you're a paid contractor in the email in the middle.

Then Stifel writes back, "From my understanding, you're being paid for your work bringing the transactions to KBW while you served as an employee. Since you're now being paid for this work because of the successful completion of the deals, this is employee compensation and taxable as earnings."

And they go on to cite your agreement.

A. Uh-huh.

Q. Now, you didn't respond "Okay."

You said, "The work was not all done when I served as an employee and much of the services were provided after that date and clients were aware I was no longer an employee."

So actually, sir, you didn't accept KBW's explanation, did you?

A. I ultimately did.

Q. You didn't in this email.

A. No, but I -- I did subsequently.

Q. In this email you said that you were -- The services for which you were being paid for were services done after August 30th; correct?

A. Yes. What I -- What I was stating is based on my consulting agreement, Stifel, no one at KBW, asked me to do a few things to help them and I did that.

Q. What you're stating here is that the pay that you received was for work done after August 30th, and that's why they can't withhold taxes; right?

A. I -- I don't believe that's what I intended to say because I did not do much work after October 30th -- I mean, after August 30th. I did three or four things for the company when requested, and that's really what I did.

Q. I'm not asking what you did. I'm saying what you said here.

You said you were a paid contractor, and you said you didn't accept KBW's recommend -- or response to you and you said, "No, the work I did and the services I provided were done after I was no longer an employee."

A. I used the term "paid contractor" incorrectly. I was not a paid contractor. They informed me I was not. I used the term incorrectly.

Q. You were -- You were arguing to KBW that you should be paid for the time period after August so that they wouldn't withhold taxes; right?

A. Yes.

Q. And you had represented to the bank that you would be unpaid; correct?

A. What I was asking KBW for is: Was there a way that my compensation could be deemed in such a way that not to pay taxes, and they informed me, "Absolutely not."

Q. I'm saying -- That's not my question.

My question was: You represented to the bank that you were an unpaid contractor. That representation made in the 10-K; correct?

A. Yes, it was --

Q. What you're saying in this email is totally different; isn't that true, sir?

A. No. It was incorrect in this email. Again, that wasn't factually correct. I didn't -- The terminology I was using is obviously very specific terminology, and I was ignorant to meetings.

MR. McDONALD: Excuse me a second. We have now been going a little over an hour, and it's noon. Can we have our lunch break?

MR. ABASCAL: I have a few more on this topic,

Your Honor. I'd like a little bit more time.

THE COURT: You guys work that out. I'm just up here working.

MR. ABASCAL: Let's do the next exhibit.

MR. McDONALD: How much more time before -- because we have been going an hour. I think it's customary to give a witness a break every hour or so.

MR. ABASCAL: Yeah. I may be a few more minutes. I'm not willing to take a break.

MS. BOSLEY: This is Exhibit Number 319.

(Deposition Exhibit 319 was marked for identification by the court reporter.)

BY MR. ABASCAL:

Q. Mr. Benett, you said that Exhibit 318 you had made a mistake.

Let's look at Exhibit 319.

A. Uh-huh.

Q. 319 is the same email where KBW responds to you. You do a second response.

A. Uh-huh.

Q. You are responding to the same email. This is three minutes apart from the email we just looked at.

A. Uh-huh.

Q. You say, "For the loan forgiveness I was an employee but for not accurate for these payments where it was work beyond, my time as an employee which ended August 2016."

A. Uh-huh.

Q. Several -- So you're arguing here again a second time that the payment you received was for work done after August 2016; right?

A. Not specifically. What I was stating here and what I -- what I was -- what I meant to say was that the company asked me to do a few things, and I did those things.

So, for example, on one transaction specific, on Elliott which was already done and the compensation had already been determined, they asked me to make a few phone calls from time to time; so I did that. There were several other things Stifel asked me to do for which I was not paid.

Q. But you're saying here that you were doing -- you were getting paid for the work after August 2016.

A. That's incorrect. Again, it's technically incorrect. I was not paid for work post August.

Q. You're saying -- Technically, what you're saying what you said here is incorrect?

A. That is correct.

Q. That is what you're saying?

A. Yes. That is correct.

Q. So you made a false statement to KBW?

A. I didn't -- I wouldn't call characterize it as false. I would characterize it as misunderstanding.

Q. You made an incorrect statement --

A. Yes.

Q. -- to KBW?

A. Made an ignorant statement.

Q. Ignorant?

A. Yes.

Q. That's the first paragraph, first sentence. Let's do the next two sentences.

A. Uh-huh.

Q. I want to see if these are incorrect too and ignorant. "Several fees were past that date and hence not paid as an employee but as a contractor."

Do you see that?

A. Yes, I do.

Q. So you're arguing in that second sentence that the fees you received were being paid to you as a contractor; correct?

A. That is again ignorant.

Q. That was an ignorant and incorrect statement by you; correct?

A. Yes.

Q. That contradicts what was in the 10-K; right?

A. It would contradict, but that's not what happened. I was not paid -- I was not paid that way.

Q. But that's what you are asking to be paid; right?

A. But I wasn't.

Q. That's what you were asking for. That's my question; right?

A. I was asking I guess -- I guess yes, that's what I was asking without understanding the details.

Q. Let's do the next sentence. "Much of my services were not as an employee, but as a contractor and were done so not on firm premises."

Now, you just had said, sir, that only a few of the services were after August --

A. Yes.

Q. -- 30th. But here, during the time in question, you say, "much of my services were not as an employee but as a contractor"; right?

A. Yes.

Q. Is that an ignorant statement too?

A. It is an ignorant statement.

Q. Is it incorrect?

A. It is incorrect, yes.

Q. And you are arguing that much of my services was for the period after you left, and that's why you should be paid for that period; right?

A. I was making the argument, but it was not correct.

Q. Did you tell anybody at the bank that you were making any of these incorrect arguments to KBW?

A. No.

Q. Did you tell anybody at the bank that you were making arguments inconsistent with what was in the 10-K?

A. No.

Q. Did you tell anybody at the bank that you were arguing to KBW that you were a paid contractor when, in fact, you had represented to the bank that you were an unpaid contractor?

A. No, I don't believe I did.

Q. Why not?

A. I was -- My argument was false, and I was not a paid contractor.

Q. Why didn't you tell the bank that you were making false arguments to KBW that contradicted the bank's 10-K?

A. I wasn't talking to the bank about my -- my KBW agreement other than the fact of what I stated is that I wouldn't get paid for certain things which I did not get paid on.

Q. You were on the audit committee at the time; right, sir?

A. Yes, sir.

Q. Don't you think it's important for the bank to know if their audit committee chairman is making false, incorrect, and ignorant statements that contradict the 10-K?

MR. McDONALD: Overbroad. Incomplete hypothetical.

THE WITNESS: I didn't -- I don't believe them to be -- I was arguing to try to get paid more, and my argument was incorrect. I made a mistake.

BY MR. ABASCAL:

Q. And contradicted the 10-K; right?

A. I made a mistake; and ultimately, I did not contradict the 10-K in my payment.

MR. ABASCAL: All right. We'll take a break now, Your Honor. I know Your Honor is not here, so we'll take a break.

VIDEO OPERATOR: This is the end of Media 2. Off the record at 12:06 p.m. (A lunch recess is taken.)

VIDEO OPERATOR: We are back on the record at 12:55 p.m. This is the beginning of Media Number 3.

BY MR. ABASCAL:

Q. Mr. Benett, going back to the bank's 10-K.

"The Bank's 10-K stated with respect to your work at KBW, that you were entitled to receive compensation for certain deals that closed subsequent to August 31, 2016 that you originated or actively managed (not involving the company or the bank)."

You previously stated that that was accurate; correct?

A. Correct.

Q. All right. Isn't it a fact, sir, that you were paid for compensation -- for deals that -- more than just deals that were originated or actively managed prior to your departure?

A. I have to go back to the list. I was -- I believe I was paid for deals that I did not fully originate.

Q. Well, let's go through your contract.

Your Con- -- Confidential Separation and Release Agreement has Paragraph 1(f).

A. (Indicating.) Okay.

Q. Paragraph 1(f) says, at the company's discretion, you can be paid for continued efforts in business development and efforts on behalf of the company for activities not related to specific transactions listed in Schedule C; right?

A. Yes, it does say that.

Q. So the 10-K is incorrect in that regard; right?

MR. McDONALD: Mischaracterizes his testimony. No foundation. Assumes facts.

BY MR. ABASCAL:

Q. I don't want to mischaracterize your testimony. But the 10-K says that you're going to get paid for deals you originated or actively managed. But isn't it a fact your contract says you can get paid for more than that?

A. It says I may get at the company's discretion. It doesn't say I will, so I don't think that's inconsistent, no.

Q. You don't think it's inconsistent you could be paid although the doc- -- the 10-K says you're only going to be paid for deals originated or actively managed. You don't think that's inconsistent?

A. No, I think what's relevant to what I was paid for, and I was not paid for -- for work under Clause (f). It says that the company's sole discretion, KBW's discretion, to pay me or not. Doesn't have any obligation to pay me anything.

MR. ABASCAL: Well, let's have a look at your emails.

MS. BOSLEY: This will be Exhibit 320. (Deposition Exhibit 320 was marked for identification by the court reporter.)

THE WITNESS: Thank you.

BY MR. ABASCAL:

Q. Mr. Benett, this is another response to the Jim Laschober email from March 13. We've previously seen two other exhibits which you described as having ignorant and incorrect responses by you.

In this response you say to Mr. Laschober:

"For the record, the goal was to continue to bring in business for the firm while I was not an employee and to help complete and ensure continuity for the business and work..."

So, Mr. Benett, isn't it a fact that you said that one of the goals of your contract was to continue to bring in business; right?

A. To help the firm get business, not to be compensated for it. Yes.

Q. You were doing that for free?

A. Yes.

Q. You were not going to get paid on any new deals that were not on Schedule C?

A. No.

Q. And you didn't need to keep the Schedule C to keep track of that?

A. No, I did not.

Q. You did not want to be paid on any new deals. Only the ones that had originated or actively managed before you left; right?

A. I told the company I'll help them continue to get business if they -- if they require or ask that I do so. That was the transact -- That is what I worked out with -- with Victor Nesi.

Q. So is this email correct or is it an ignorant and incorrect response?

MR. McDONALD: Argumentative.

THE WITNESS: This doesn't say -- If I read this, and if I take a second to read it, it says:

"For the record, the goal was to continue to bring in business for the firm while I was not an employee and to help complete and ensure continuity for the business or work as requested..." It does not say, "I expected to get paid for that."

BY MR. ABASCAL:

Q. Well, let's explore that.

This email says that you got paid. Check comes after you got paid. They, KBW, took out taxes. You objected to that. Mr. Laschober says, your payment -- And look at this email, you're responding to -- "From my understanding, you're being paid for work bringing in the transactions to KBW while you served as an employee."

So Mr. Laschober is arguing that this pay is for work that you did while you were an employee.

And your response is, "That's not true." Your response is, "I'm getting paid for bringing in business"; correct?

MR. McDONALD: Mischaracterizes the document. Mischaracterizes his testimony.

THE WITNESS: I don't think that's what it says.

BY MR. ABASCAL:

Q. Well, if you were not getting paid for bringing in business, why don't you just tell Mr. Laschober, "That's correct"?

Mr. Laschober says, "You're good getting paid for the deals that you had already been working on," and you're saying, "No. I'm getting paid for bringing in business."

A. No. What I said is I actually am helping the firm. I am not asking to get paid. There is no reference in here saying specifically, "Pay me for other things."

Q. Well, Mr. Benett, you're saying you can't -- KBW shouldn't withdraw taxes from you because the pay you received was for bringing him business; isn't that what you're saying here?

A. I don't believe that's what I'm saying. I'm saying KBW -- What I was asking was whether the characteristics, since I was not an employee, and they were paying me after my employee, is that due tax or not. That's actually what I was asking him. I'm not an expert on employment tax and employment law and employment rules. That's what I was asking.

What Mr. Laschober told me is: "No, you're wrong. This is how you're going paid and why you are getting paid," and that is, in effect, how they paid me.

Q. So your understanding is you were supposed to work on a limited basis on certain transactions?

A. As requested. They would call, and there were certain instances where I got a phone call -- happy to go through them. I do recall some of them where they would call and say, "Can you please put a call in to so and so? Can you please help us do this?" Potentially, even attend a meeting or so but not for compensation.

Q. All right. Well, let's see another email.

MS. BOSLEY: This will be Exhibit 321. (Deposition Exhibit 321 was marked for identification by the court reporter.)

BY MR. ABASCAL:

Q. This is yet another response, Mr. Benett, to the same email chain.

A. Uh-huh.

Q. You see Mr. Laschober on the bottom, March 13th?

A. Yes. Yes.

Q. You forward, then, this email to Victor Nesi at Stifel.

Do you see that?

A. I do.

Q. Nesi writes back, and you write at the top, you say:

"Mr. Laschober as he is not a decision maker, but his facts are wrong, and the financial results for me are not good as I don't get significant home office deductions which I am entitled to as the work to the work I did"; right?

A. Uh-huh.

Q. All right. You then go on to say, "If I had been fired and had an agreement to work on a limited basis for a few deal, I would agree with him but that is not what we agreed to and what I did."

A. Uh-huh.

Q. Mr. Benett, you just told me that you had agreed to a limited -- about work on a limited basis for a few deals.

A. Correct.

Q. That's not what you say in the email; right?

MR. McDONALD: Mischaracterizes the document.

THE WITNESS: I was exaggerating a point, but I worked on a limited basis. I was exaggerating a point to see if there was a way where I could get money characterized in a way where taxes weren't used. I was not successful, and I was wrong because I was -- I was informed by Stifel accounting how it works.

BY MR. ABASCAL:

Q. I'm sorry. Just to clarify.

Were you exaggerating in the email or in your testimony today?

A. In the email.

Q. Okay. So the email that says, "...I had been fired and had" -- it says I would agree -- Let's see -- "to work on a limited basis for a few deals," that's an exaggeration?

MR. McDONALD: Mischaracterizes the document, and I don't think you read it right.

THE WITNESS: That's just a statement. That's not an exaggeration or not. Just a statement I was making.

BY MR. ABASCAL:

Q. Well, you just said there was an exaggeration. What's the exaggeration?

A. The exaggeration is that I worked on more than I did. I really did very little.

Q. So you lied to KBW to get better tax treatment; is that what you're saying?

MR. McDONALD: Mischaracterizes testimony.

THE WITNESS: I don't believe I lied. I believe

I was trying to understand and figure out the details of how things worked, and I was wrong. I was told I was wrong, KBW did nothing about it, and I ultimately accepted and moved on.

BY MR. ABASCAL:

Q. Was it an exaggeration or an incorrect statement?

A. It's an exaggeration. I did a few things for them. When asked, I did a few things. There was a very limited -- very limited set of circumstances where they asked me for things.

Q. And you were exaggerating to them to get better tax treatment?

A. To see if I could, which I failed.

Q. Did you tell anybody at the bank that you were exaggerating to KBW to get better tax treatment on your bonus?

A. I don't -- No, I don't think the compensation arrangement, you know, tax/non-tax was relevant to the bank.

Q. You're familiar with related-party transaction rules that are set, banks are subject to?

A. Yes.

Q. And those related-party transaction rules require disclosure if a board member is receiving compensation from a related party, such as an investment bank; correct?

A. Yes.

Q. Why do you say -- You just said that the compensation arrangement that you received from KBW, you didn't think was relevant to the bank --

MR. McDONALD: Mischaracterizes testimony.

BY MR. ABASCAL:

Q. -- is that true?

MR. McDONALD: I'm sorry.

Mischaracterizes testimony.

BY MR. ABASCAL:

Q. I don't want to mischaracterize your testimony.

The answer here says, "I don't think the compensation arrangement, you know, tax/non-tax was relevant to the bank."

Do you believe your compensation arrangement with KBW was relevant to the bank?

A. I believe I disclosed to KBW -- to the bank what my compensation agreement was, and I ultimately disclosed to the bank every transaction I was compensated for post being an employee with KBW; and while at KBW, anything that the company asked of my employment, I told them.

Q. That wasn't my question.

My question was: You said that the compensation arrangements wasn't relevant to the bank. So I want to ask you: Is that true, is the compensation arrangement you have with KBW --

A. Specifically --

Q. -- a party that's being paid by the bank relevant to the bank?

A. Specifically I was answering your question as to the tax treatment of my compensation. That is what I was specifically answering.

Q. And do you think the tax treatment of your compensation by KBW was not relevant to the bank?

A. No, I don't think it was.

Q. Now, you said that you had disclosed the deals that you had been compensated on to the bank. When did you make that disclosure?

A. After I was compensated. That's when I had the list.

Q. When did you provide that list to the bank?

A. I provided that list after I was compensated. So the revised list came out from KBW on what they were going to compensate me for, I believe, in February or March, whenever -- whenever those -- I don't remember the exact dates, and I forwarded -- forwarded those on to various folks at the company.

Q. Who?

A. John Grosvenor.

Q. Who else?

A. Also, Rich Lashley as an audit committee member when he joined the Board.

Q. You didn't produce that in discovery. Why haven't you produced that in discovery?

MR. McDONALD: No foundation. Also, I'll object to the extent it calls for him to speculate.

THE WITNESS: I sent the information on to the bank.

(Reporter clarification.)

THE WITNESS: I sent the information on to the bank. I have no say on the bank's discovery.

BY MR. ABASCAL:

Q. You got -- You were served with a subpoena, sir. I'm not asking about the bank. You were served with a subpoena; correct?

A. Yeah. I had no -- I handed all my documents -- everything I had was handed over to counsel.

Q. Did you hand those emails you just described to counsel?

A. I believe I would have then.

Q. You believe? Did you or did you not?

A. I did not go through every email. I literally gave access to my computer systems. My work computer systems were given access to whoever the lawyers were.

Q. So you had emails with Richard Laschober and John Grosvenor describing deals which you got paid on?

A. I believe, yes. They would have been on bank -- I would have sent them through my bank -- my bank email system.

Q. And when was that?

A. I don't remember specifically.

Q. Was it after Mr. Sugarman resigned?

A. I believe so, yes.

Q. Would had to have been; right --

A. Yes.

Q. -- because he didn't get paid --

A. Right.

Q. -- until after he resigned?

A. Correct.

Q. In fact, some of these emails that we discussed from January were just about the time of Mr. Sugarman's resignation; right?

A. I guess so.

Q. So you stated that you only got paid on the deals that were previously discussed and listed in Schedule C; right?

A. I believe that's correct, yes.

Q. Let's have a look at Schedule C. Do you have that in front of you?

A. Yes, I do.

Q. All right. Do you see a company called Gerchen

on there? G-e-r-c-h-e-n.

A. I do not.

Q. All right. Let's hand you Exhibit 8 -- Sorry.

MS. BOSLEY: This will be Exhibit 322. (Deposition Exhibit 322 was marked for identification by the court reporter.)

BY MR. ABASCAL:

Q. Exhibit 322 is an email from KBW to you?

A. Yes.

Q. Dated January 19th, 2017; correct?

A. Yes.

Q. About four days before Mr. Sugarman resigned; right?

A. Yes.

Q. Actually, on or about the date the Board asked

Mr. Sugarman or threatened to have him resign; correct?

MR. McDONALD: No foundation. Assumes facts.

THE WITNESS: Gerchen does not appear on Schedule C.

BY MR. ABASCAL:

Q. That wasn't my question. Let's -- But you're anticipating my question. This is an email from KBW to you and Peter Wirth; right? It says: "Hal, "Attached is a revised schedule for discussion."

Do you see that?

A. Uh-huh.

Q. And then the schedule, it defines the payout that you're going to receive. Gerchen Capital is listed; right?

A. Yes.

Q. All right. Gerchen is not on Schedule C; right?

A. That is correct.

Q. So what you just said was incorrect; correct?

MR. McDONALD: What?

BY MR. ABASCAL:

Q. What you stated earlier, that you would only be paid on company's own Schedule C was not true?

MR. McDONALD: Mischaracterizes his testimony.

THE WITNESS: It was left off Schedule C as several deals were. And again, as I stated, Banc of California was on Schedule C by accident. So the company in its discretion determined to pay me for deals they left. Again, as I stated, Schedule C was not my making. There were mistakes on it, and they made adjustments to the mistakes.

BY MR. ABASCAL:

Q. So the testimony you provided earlier is incorrect?

MR. McDONALD: Vague and overbroad.

BY MR. ABASCAL:

Q. That was my question. Right?

MR. McDONALD: Overbroad.

THE WITNESS: I had forgotten I gotten paid on Gerchen Keller, but Gerchen Keller -- Gerchen Keller was a mistake. It was not on Schedule C. Banc of California was a mistake. It was on Schedule C.

BY MR. ABASCAL:

Q. You may not have been paid for Gerchen Keller --

A. I was paid. It says right here I was.

Q. Well, this is a schedule for discussion; right?

A. This is actually the payout. This -- This was the actual dollars I was paid.

Q. You were paid $354,000?

A. Yes.

Q. Okay. All right. Keep that in front of you. Let's go through another document.

MS. BOSLEY: This will be Exhibit 323. (Deposition Exhibit 323 was marked for identification by the court reporter.)

THE WITNESS: I don't know why Gerchen's letter would not be on that list. The engagement letter was signed well into early 2016.

BY MR. ABASCAL:

Q. Mr. Benett, we have an email 323. Exhibit 323 is an email, BENETT -1095 --

A. Uh-huh.

Q. -- from you to Caroline Cameron and Peter Wirth.

Do you see that?

A. Uh-huh. Uh-huh.

Q. It's dated the same day, January 19th. You're responding to the schedule that you received, and you say:

"20,000 for Gerchen is an insult."

Do you see that?

A. Yes, I do.

Q. So, in fact, you were arguing that you should be paid for Gerchen; right?

A. Yes, I was. I was actually arguing two things. I should be paid for it; and B, I should be paid more than what they offered to pay.

Q. But they didn't because they paid you 354-?

A. That is what I got paid, I believe. Correct. As I stated, I'm not sure why it's not on Schedule C.

Q. Okay. Let's go to 15.

MS. BOSLEY: This will be Exhibit 324. (Deposition Exhibit 324 was marked for identification by the court reporter.)

BY MR. ABASCAL:

Q. By this time, Mr. Benett, had you thrown out Schedule C?

A. I'm not sure what I --

MR. McDONALD: Hold on a second. Mischaracterizes testimony. I don't think he testified that he threw out Schedule C.

BY MR. ABASCAL:

Q. Go ahead. You can answer.

A. As I said, I'm not sure. I'm not sure whether I did have Schedule C or not. I can't answer that.

Q. This is an email from you at Melody Partners to yourself.

Do you see that?

A. Yes.

Q. And it's got a draft email to Peter.

Do you see that?

A. Yes.

Q. Peter is Peter Wirth at KBW; correct?

A. Yes.

Q. Correct?

A. Yes. Yes, sir.

Q. In this email that you drafted, I want to draw your attention to the fourth paragraph.

You say:

"While the increased bonus is in my interest, I'm willing to cap the cash and take stock for a year may not be my short term interest but it shows the longer term commitment we discussed when I originally left the firm as did my agreement to end the 'official' relationship 3 months earlier without a question, as we discussed."

Why did you put "official" in quotes?

A. I don't know.

Q. Did you have an unofficial relationship with KBW?

A. No, I did not.

Q. You attach a spreadsheet to this Exhibit 324.

Do you see that?

A. Uh-huh.

Q. I want to draw your attention to Footnote 3. Sorry. Footnote 2. You have Footnote 2 before you?

A. I do.

Q. Footnote 2 you say: "I agreed" -- "I agreed without any discussion to move my end date from 3/31 to 12/31 with little notice."

Do you see that?

A. Uh-huh.

Q. Now, you did that after Mr. Sugarman raised concerns about you; right?

A. No. Mr. Sugarman raised no concerns to me. I did that. Specifically, KBW at some point, I believe it was, in October, maybe November, said they wanted to move the arrangement from 3-31 to 12-31.

Q. That was in October/November?

A. Yes.

Q. Okay. "I have more detail on potential rationale that I will say in person."

Do you see that?

A. Yes.

Q. Why did you want to say something in person to Mr. Wirth, not in writing?

A. I talked to Peter from time to time, but I had -- I had thought -- Take a second and read this, and then I will.

(Indicating.)

Yeah. No one gave me a reason as to why they moved -- moved the timeframe up, and I just -- but I agreed to it.

Q. Well, let's see what the next sentence says. "All I was told is it is better as it may get messy - I know that Steve has spoken to Tom and what he said..."

Now, in that sentence you are referring to Steven Sugarman talking to Tom Michaud; right?

A. Yes.

Q. Mr. Sugarman had, in fact, raised issues about KBW and talked to Tom Michaud at KBW left; right?

A. I am not aware of that conversation.

Q. Well, you write here in a spreadsheet that things may get messy because you know that Steve had spoken to Tom.

MR. McDONALD: Mischaracterizes the document. It doesn't say that.

THE WITNESS: Oh, I was aware -- As of 1-26, I was aware Steve reached out to Tom Michaud, I believe, on January 6th, not before January 6th.

BY MR. ABASCAL:

Q. Well, you testified this morning and just now that Steve never -- Steven Sugarman never raised any issues about KBW before his departure.

Isn't it true, sir, that Steven Sugarman raised issues with KBW, talking specifically to Tom Michaud, and you were aware of that?

A. I was not aware of that, so no. I was not aware of any conversations Steve had with Tom Michaud about concerns about KBW.

Q. Mr. Benett, this is an email dated January 26th, 2017 --

A. Yes.

Q. -- that you wrote in a spreadsheet you prepared.

A. Yes.

Q. And in the spreadsheet that you prepared, you say, "I know that Steve has spoken to Tom."

A. After January 6th. But I don't know -- I do not know what the -- I do not know what the topic was.

Q. Did you lie to yourself?

MR. McDONALD: Vague.

BY MR. ABASCAL:

Q. Is this statement that you made to yourself accurate, "I know that Steve has spoken to Tom"?

A. I was being provocative. I don't know what the details of that conversation were, so no.

Q. Why were you being provocative with yourself?

A. I don't know. I don't recall.

Q. You knew, in fact, that Steven Sugarman had spoken to Tom Michaud about your compensation at KBW --

A. No.

Q. -- prior to his resignation?

A. I'm not aware of that. I do not know what he spoke to him about. No one at KBW or no one at the company told me what those conversations were about. I assumed. That was an assumptive statement. It might be incorrect, but no one told me.

Q. I want to break your answer down so I understand it.

You're saying, "I'm not aware he spoke."

But then you also said, "I made an assumption, and then no one at the company told me about the conversations," and then not before January 6 or after January 6.

So my question, just to be clear. Mr. Sugarman -- You were aware that Mr. Sugarman had raised concerns about KBW and your compensation from them prior to Mr. Sugarman's resignation; correct?

A. I was aware -- I became aware. The timing, I'm a little unclear of because there are a lot of moving parts. I became aware -- I assumed, first of all. So let me step back. I assumed that Mr. Sugarman had reached out to Tom Michaud. As a matter of fact, and I just don't remember the dates, but Angelee Harris told me that she had been told to reach out to Peter Wirth, and I believe it was Angelee who also informed me that Steve was most likely reaching out or had reached out to Tom Michaud. All of that happened after -- To my knowledge, all of that happened at some point in January. I'm not exactly sure when. What Tom spoke to -- what Steve and Tom spoke about, I don't know. First reference that I clearly recall knowing a specific conversation was actually in your letter, Mr. Abascal, and your letter was a little confusing because your letter actually states that Steve spoke to Tom Michaud about my employment at KBW in 2016, in January of 2016.

But I was not aware of any details of conversations between Steve and -- between Steve and Tom or what the nature of those conversations were. I was assuming what they might be, but I -- I had no specific nature of them.

Q. You were aware that Angelee Harris reached out to KBW; right?

A. After the fact, not during. Not before. She reached out January 6. I was not aware of that before.

Q. Before January 6?

A. I was not aware of that before January 6. That is correct.

Q. But as of January 6 you were?

A. No, I believe I found out about that later.

Q. Why didn't you say to yourself that this may get messy?

MR. McDONALD: "Say to yourself" is vague and lacks foundation.

THE WITNESS: I was repeating, I believe, what somebody told me as to why the date had to move from 12-31 to 3-31.

BY MR. ABASCAL:

Q. Why is that messy?

A. Again, I don't have details. I don't know.

Q. Isn't it a fact Steven Sugarman, the CEO of the company, is raising concerns about your compensation and that's why it would get messy?

A. No, not to my knowledge.

Q. So that messy comment has nothing to do with Mr. Sugarman's complaints about you?

A. No, it does not.

Q. And the "I know that Steve has spoken to Tom" has nothing to do with the messy in that same sentence; right?

A. I don't know what I would have been referring to; but no, I could not be making that link because I was not aware that anyone had concerns. No one had informed me about those concerns. Had they informed me, I would understand, but no one informed me about those concerns.

Q. As you sit here today, what did you mean when you said, "may get messy"?

A. I don't know.

I can surmise, but I would simply be surmising. I don't know.

Q. You need to speculate on what you were thinking?

A. Back then, two years ago, after being asked to resign and a whole lot of other things, yes, I would have to speculate.

Q. You go on to say that you were "actively working with team members including Stifel and Miller Buckfire on pitches to help the team thru December"; is that right?

A. That's an overstatement. Yes, I pitched in when they asked. Going back to the prior comment I made, there were a couple of situations. That was one of them specifically.

Q. Is this another exaggeration?

A. Yes, it is.

Q. Why were you exaggerating in the spreadsheet you are writing to yourself?

MR. McDONALD: No foundation. This was written to himself.

MS. LARGENT: Join.

MS. BOSLEY: This was previously marked as Exhibit 277.

THE WITNESS: (Indicating.) Thank you.

MR. McDONALD: I'm sorry. Previously marked as what?

MS. BOSLEY: 277.

BY MR. ABASCAL:

Q. Mr. Benett, you have Exhibit 277 before you. This is Schedule 14A, Banc of California. It's a letter written to Glass, Lewis by Mr. Grosvenor.

Do you see that?

A. Yes.

Q. And the topic of the letter is "You and Your Relationship with KBW"; correct?

A. Yes.

Q. Glass, Lewis had recommended a withhold vote on your re-election to the Board; correct?

A. Yes.

Q. And Mr. Grosvenor wrote a letter in your defense in response to their withhold recommendation; right?

A. Yes.

MR. McDONALD: "In your defense" is vague and ambiguous and lacks foundation.

BY MR. ABASCAL:

Q. The bottom of the first page the letter says:

"Nor did Mr. Benett personally work on any of these transactions as a KBW employee. As part of that independent review and approval, assurances were obtained that Mr. Benett would receive no direct personal or financial benefit due to the Company's engagement of KBW, which the Company confirmed directly with KBW"; correct?

A. Yes.

Q. Did you ever provide Schedule C to anybody at the bank when making these assurances?

A. No, I did not.

Q. Did KBW provide anybody at the bank with Schedule C, to your knowledge?

A. I don't know what they provided the company with.

Q. "Assurances were also" -- the letter goes on to say:

"Assurances were also obtained that, following the termination of his employment with KBW on August 31, 2016, Mr. Benett would not be entitled to receive compensation from KBW other than for certain transactions that were consummated after that date and which he originated or actively managed prior to that date (none involving the Company)."

Do you see that?

A. Yes, I do.

Q. You were arguing to get paid for deals you had originated after you left; right?

A. No. Gerchen Keller was originated before I left.

Q. You were asking for -- to be paid -- for the payment to be treated for tax purposes as for work done after August 30th, 2016; right?

A. I don't believe that's what I was doing. I was actually asking if there was a way that my compensation could be recharacterized in a tax-efficient manner, not by any dates, but just in a tax-efficient manner.

Q. Did you ever share any of those emails that we went through with anyone at the bank before Mr. Grosvenor wrote this letter on your behalf?

MR. McDONALD: "Any of those emails" is vague and ambiguous and overbroad.

BY MR. ABASCAL:

Q. Go ahead.

A. No, I don't. I do know that the company called KBW and confirmed the arrangement with them. I was not part of that conversation, so I don't know exactly what they discussed.

Q. In fact, you talked to KBW and tried to cover up the fact that you got paid for the Hanmi Bank; right?

A. I did not get paid on the Hanmi Bank. That statement --

Q. Isn't it a fact that you --

A. I'm not done with my answer, please.

That statement is factually incorrect. I did not get paid on that transaction.

Q. Okay. Well, let's go through some of your emails. 216.

A. I stated the transactions I was paid for are on the attached sheet we sent to you. Banc of California does not appear on that.

MR. ABASCAL: Okay.

MS. BOSLEY: This will be Exhibit 325. (Deposition Exhibit 325 was marked for identification by the court reporter.)

THE WITNESS: Thank you. (Indicating.)

BY MR. ABASCAL:

Q. Exhibit 325 is an email from you to Peter Wirth; correct?

A. Yes.

Q. Same date, January 19, 2017; right?

A. Uh-huh.

Q. You see multiple emails on that day; right?

A. Yes.

Q. This is just a few days before Mr. Sugarman resigned; correct?

A. Yes.

Q. In an email to Mr. Wirth you say: "I am not a serial negotiator..." First paragraph; right? "I will mark up the schedule and then we can sit down early next week"; right?

A. Yes.

Q. The third paragraph says: "The schedule sent is substantially different than any prior ones we had discussed..." That's a schedule you just referred to; correct?

A. Correct.

Q. "...exclusive of the one transaction where I agreed with no discussion or disagreement as you recall."

A. Correct.

Q. "You even thanked me for being understanding and reasonable."

Do you see that?

A. Yes.

Q. Isn't it a fact that you and Peter Wirth discussed taking Banc of California off any paper trail so there'd be no paper trail showing you got paid for that transaction?

A. No. As I said, as I stated before, I was not compensated for that transaction.

Q. Isn't it a fact that you had a history at KBW of wanting to get credit for Banc of California deals, but not having it show up on any document?

A. No.

MR. McDONALD: Mischaracterizes -- I'm sorry.

THE WITNESS: That is not correct.

MR. McDONALD: Mr. Benett, you got to give me a second to get objections in. Assumes facts. No foundation.

BY MR. ABASCAL:

Q. Just to be clear that's not accurate?

A. No. What I -- What I did do is I said I was helpful in the KBW relationship with Banc of California, which I believe to be correct.

MS. BOSLEY: This is Exhibit 326. (Deposition Exhibit 326 was marked for identification by the court reporter.)

THE WITNESS: Thank you.

BY MR. ABASCAL:

Q. Mr. Benett, you have before you Exhibit 326 which is an email from you to Peter Wirth.

Do you see that?

A. Uh-huh.

Q. It's dated February 2nd, 2016.

Do you see that?

A. I do.

Q. It's about a year prior to what we're talking about; right?

A. Uh-huh.

Q. The last paragraph you say: "Also, not a bad payday on banc."

Do you see that?

A. Uh-huh.

Q. Banc had paid KBW a large fee on that day; correct?

A. I don't know what the fee was.

Q. You say:

"Not a bad payday on banc. I'm ok being left off the transaction announcement but hope folks realize that is not the real story."

A. Uh-huh.

Q. What is the real story, sir?

A. That I was helpful in the relationship. Transaction announcements don't often -- do not only include the people who worked on transactions. Often they include other names of people who are not related to the transaction or involved in the transaction. I believe I was helpful to KBW and to Banc in forming a better relationship between the two firms, not for compensation but as a board member.

Q. Aren't you supposed to be walled off and not working on KBW transactions, sir?

A. I was --

MR. McDONALD: Hold on. "Walled off" is vague and ambiguous.

THE WITNESS: I didn't say I worked on the transaction.

BY MR. ABASCAL:

Q. Didn't your prior representations to Banc say you didn't work on KBW transactions?

A. I did not work on KBW transactions. Helping KBW and Banc of California build a better relationship does not mean I worked on specific transactions, nor does it mean I was compensated on those transactions.

Q. Well, this says:

"...not a bad payday for banc. I am ok being left off the transaction announcement but" you "hope folks realize that is not the real story."

"The real story," I assume you are referring to is being left off the transaction announcement?

A. No. You are assuming incorrect.

Q. Well, what is -- Then does real story have anything to do with the beginning of that sentence, the transaction announcement?

A. The real story is that I was helpful in the relationship between the two firms, and that is what I intended. That is what I meant by that statement. There were several people within KBW who said that they thought they had a wonderful relationship with the company and nothing I could do would help.

Q. And the bank's 10-K from that year shows that KBW had received a 1 million-dollar fee on this date. Did you get compensated on that $1 million fee KBW had paid to Banc -- Banc paid to KBW?

A. No, I did not.

Q. That's not the real story, sir?

MR. McDONALD: Vague and ambiguous as to "the real story." He answered the question about whether he got paid.

MS. LARGENT: Join.

BY MR. ABASCAL:

Q. Let's go to what you got paid in 2017, sir. If you could bring the schedule up before you, the 354,000.

A. Uh-huh.

Q. Do you have that document in front of you?

A. Yes, sir.

Q. All right.

MS. LARGENT: What exhibit, Counsel?

MS. BOSLEY: 322.

BY MR. ABASCAL:

Q. So Exhibit 322 has a schedule that you testified about earlier. I'm going to hand you another exhibit now, sir.

MS. BOSLEY: This will be Exhibit 327. (Deposition Exhibit 327 was marked for identification by the court reporter.)

BY MR. ABASCAL:

Q. Exhibit 327 is an email from Caroline Cameron at

KBW to you and Peter Wirth.

Do you see that?

A. Yes, sir.

Q. It says: "Hi Halle, "I hope all is well. I spoke to Peter and wanted to confirm with you that you should receive a payment of $375,000."

Do you see that?

A. Yes, I do.

Q. All right. You stated earlier you got paid 354,000. That's incorrect; right? You got paid 375,000?

A. I got paid -- There was two other transactions that they paid me on. I believe those two totaled up to 375-, and that's on a separate schedule which I know I provided.

Q. We haven't received the separate schedule, sir. Did you provide it to us? Who did you provide it to?

A. There's another one that looks exactly like this with two other names on it.

Q. Okay. What are the two other names?

A. I believe one is Sutherland. And I don't recall the second. And those two would then add up to 375-, which would then tie to the two which I also submitted, and that would also relate to a letter that Peter Wirth sent me saying, "I'm due no more compensation from KBW, and they believed they lived up to their agreement."

Q. Okay. That all ties together; correct?

A. Yes.

Q. All right. You stated earlier today that you got paid 354,000, but that's incorrect. You got paid 375,000; right?

A. I got paid 354- to this list, and I got paid another 22,000-something -- 20,000. Again, one was for Sutherland, and I don't remember what the other transaction was. I can get you the answer very shortly.

Q. My -- Just listen to my question, sir. You got paid $375,000; right?

A. Actually, I believe I -- Again, I believe I actually got paid -- and I don't have the specifics in front of me -- I believe they said it was 375-, and they ended up paying me 354-.

And then I believe they gave me a second check. I believe the date was several months later. I just don't have the information in front of me, so I can't answer. That was for another 20-something-thousand dollars or whatever. But I believe this 375- actually relates to the 354-, and they paid me 354-, not 375- for these actions.

Q. You believe this email is incorrect, the 375-?

A. I believe it is incorrect.

Q. You didn't get paid 375-. You think you got 354-?

A. I believe I got 354-.

MR. McDONALD: Now I'm confused. The sum total --

THE WITNESS: I don't have the second check. The two together would have been some number, but I believe, if I recall, they said I got 375-, and they paid me 354-.

BY MR. ABASCAL:

Q. You stated earlier you got 354-, then you got two other checks to 375-.

A. No. I said I got one other check that I thought brought it to 375-, but I have to check on the information.

Q. All right. Sir, well, going back to your schedule or the schedule in Exhibit 322.

Do you see that?

A. Which schedule, sir?

Q. 322. Exhibit 322, the one that has 354-.

A. Yes. Yes.

Q. The one you are looking at now.

A. Yes.

Q. Okay. The total bonus specified in that schedule is 354,000.

Do you see that?

A. Yes, I do.

Q. All right. The Gerchen deal, Gerchen Keller is not on Schedule C; correct?

A. That is correct.

Q. All right. And that one is listed here as $20,000 for the payout; correct?

A. Yes.

Q. All right. So if you take that out, you would have 334,000 on the schedule; correct?

A. Correct.

Q. All right. The Hanmi Bank transaction, according to the 10-K, KBW was paid $516,000.

A. Okay.

Q. All right. The Benett attribution, 40 percent; and the Benett percentage, 20 percent, together times 516,000 would amount to $41,000.

A. Okay.

Q. And if you add $41,000 to $324,000, you get exactly $375,000 as reflected on Exhibit 327; correct?

MR. McDONALD: I think that mischaracterizes the testimony about how it was calculated and the term net revenue.

THE WITNESS: Well, the math I really don't care about. I was paid on these deals and no other deals.

MR. McDONALD: "These deals" referring to what?

THE WITNESS: Referring to Schedule 3. 22-, plus those two additional deals that I mentioned, none of which are Banc of California.

MS. BOSLEY: This will be Exhibit 328. (Deposition Exhibit 328 was marked for identification by the court reporter.)

BY MR. ABASCAL:

Q. Mr. Benett, I'm handing you a spreadsheet that I prepared with a calculation. It shows the bonus, 354- at the top, taking out Gerchen, which is not on Exhibit C, revise -334, and calculates the Hanmi Bank deal by the Benett attribution, Benett payout, and equals exactly 375-.

Sir, isn't it a fact that the $375,000 payment you had included a payment for the Hanmi Bank deal?

A. No, it is not.

MR. McDONALD: Hold on.

I object to the preface. The last question about isn't it a fact that can stand, although that question has been asked and answered a lot of times, the question, then, Mr. Benett, isn't it a fact that the $375,000 payment you had included a payment for the Hanmi Bank deal?

BY MR. ABASCAL:

Q. Your answer is no, it does not?

A. It does not.

Q. Isn't it a fact you and KBW arranged to have no paper trail on the fact that you would be paid for the Hanmi Bank deal?

A. Absolutely not.

Q. Why did you destroy Schedule C?

MR. McDONALD: He didn't say he destroyed

Schedule C, Counsel.

BY MR. ABASCAL:

Q. Did you destroy Schedule C?

A. No, I did not.

Q. We have seen multiple emails of you negotiating with KBW about your bonus. Why wasn't it important for you to keep Schedule C if that defines how you're going to get paid?

MR. McDONALD: Asked and answered so many times.

THE WITNESS: In one of those emails --

THE REPORTER: Repeat, please.

THE WITNESS: Yes. In not in any of those emails did I ever mention a fee for Banc of California/Hanmi --

BY MR. ABASCAL:

Q. That's because you didn't want it on the emails; isn't that true, sir?

A. No it is not.

Q. You stated earlier in another email that you didn't want to be listed on the transaction amount, but you know that's not the real story, didn't you?

A. I know that's not --

MR. McDONALD: Mischaracterizes the document.

MS. LARGENT: Join.

BY MR. ABASCAL:

Q. You didn't want any document trail over the payment for Hanmi funds; right?

A. That is not correct. I received zero payment for Hanmi Financial/Banc of California transaction. 100 percent verified by KBW.

You can ask me 1,000 times the same question, sir.

MR. McDONALD: He might take you up on it.

THE WITNESS: I have a specific list of transactions I was paid for. This is what I was paid for.

BY MR. ABASCAL:

Q. And you didn't produce that list in discovery, did you?

MR. McDONALD: Counsel, the question has been asked and answered.

THE WITNESS: The bank --

BY MR. ABASCAL:

Q. Did you produce it?

A. The bank had it.

Q. The bank didn't produce it, then?

A. You have to talk to the bank.

Q. All right. Bank is representing you today; right?

A. Bank is representing --

Q. Bank's lawyer is representing you today; right?

MR. McDONALD: Counsel, at the beginning -- I will address it. I said at the beginning I represent Banc of California and the witness.

BY MR. ABASCAL:

Q. Your lawyer, your personal lawyer, as you sit here today, also represents Banc of California; correct?

A. That is correct.

MR. ABASCAL: We're going to take a quick break if that is all right.

MR. McDONALD: I'll even stipulate to that, although nobody asks anymore.

VIDEO OPERATOR: This is the end of Media Number 3. We're off the record at 1:46 p.m. (A recess is taken.)

VIDEO OPERATOR: We are back on the record at 2:00 o'clock p.m. This is the beginning of Media Number 4.

BY MR. ABASCAL:

Q. Mr. Benett, I'm going to focus now on one of Mr. Sugarman's concerns about you that were raised before his resignation.

MS. BOSLEY: This will be previously exhibit as 203.

THE WITNESS: Thank you. (Indicating.)

BY MR. ABASCAL:

Q. Mr. Benett, I have in front of you an exhibit previously marked as 203 which is a Document Number B, Benett 425. It's an email from you to Jonah Schnel, Eric Holoman, dated Wednesday, November 16th, 2016. And you state in the email: "Hi. "I would like to speak with you both regarding the discussion this a.m. regarding claims made by Steve." And it's addressed to Jonah Schnel and Eric Holoman. Mr. Benett, isn't it a fact that Mr. Sugarman raised concerns about you, claims about you, in or around November 2016?

A. I don't believe so. This doesn't reference anything about me. This was something that Steve had said. I don't recall the specific reference to this. This would have been something -- some claims that Steve had made. It does not say specifically regarding discussions this -- this a.m. regarding claims made by Steve against me.

Q. Did you think it was appropriate to go to two separate board members about claims made by the CEO instead of going to the full board?

A. Depends on what they were, which I don't recall.

Q. Mr. Schnel and Mr. Holoman were on the governance committee; right?

A. Yes, they would have been. They also would have been on the special committee.

MR. ABASCAL: All right. Let's go to the next exhibit.

MS. BOSLEY: This will be Exhibit 329. (Deposition Exhibit 329 was marked for identification by the court reporter.)

BY MR. ABASCAL:

Q. Exhibit 329 is an email from Mr. Sugarman to

Mr. Karish and copying the entire board. Do you see that, sir?

A. Yes, sir, I do.

Q. It's dated December 12.

Do you see that?

A. Yes, I do.

Q. And Mr. Sugarman says to the Board:

"We are going to be using Zoom for the call today..." He says he's going to raise -- meeting following topics at the meeting: Corporate governance review, three lines of defense as approved at the last week's risk meeting, and then several other topics.

Do you see that?

A. Yes, sir.

Q. All right. Then he says in the third paragraph:

"...at the last Board meeting and again at the Risk Committee meeting, Directors were all requested to review the Company's Code of Conduct and Corporate Governance Guidelines...to ensure that all the compliance and disclosures are up to date and in advance of the conclusion of the third quarter 10Q control review process."

Do you see that?

A. Yes, sir.

Q. Did you, in fact, read the corporate governance and company's Code of Conduct like Mr. Sugarman had requested?

A. Every line, probably not, no.

Q. All right. Let's go through some of that.

The attachments, if you can look at the first attachment.

A. (Indicating.)

Q. Company's Code of Ethics -- Code of Business Conduct and Ethics, do you see that?

A. Yes, I do. Q. 1.3 says: "Any known or suspected violation of the Code, including actions or failures to act, must be promptly reported to your supervisor or the General Counsel"; right?

A. That's what it says, yes.

Q. Mr. Sugarman was obligated to report any suspected violations of the Code to his supervisor, the Board, or the general counsel; correct?

A. Yes.

Q. All right. Go to the next page. No person -- Second full paragraph, middle sentence. "No person expressing concerns or complaints will be subject to any disciplinary or other adverse action by the Company absent a knowingly false report"; right?

A. I don't see that, but yes.

Q. It's in the paragraph that begins, "All concerns."

A. Oh, okay.

Q. Second -- Third sentence.

A. Yes, that's fine.

Q. All right. That's your understanding of the Code; correct?

A. Yes.

Q. Let's go to the page 5, Paragraph 2.5.

A. (Indicating.)

Q. Bottom two sentences.

"Directors should also seek to avoid any compensation or financial arrangements with any person or entity that could reasonably be expected to impact their ability to independently make decisions in the interests of all" Corporate "stockholders, or which otherwise might influence their decisions."

Do you see that?

A. Yes, I do.

Q. "Any arrangement that could pose these issues must be promptly disclosed in full to the Board of Directors."

Do you see that?

A. Yes, I do.

Q. Did you disclose Schedule C to the full board?

MR. McDONALD: Asked and answered.

THE WITNESS: I don't -- The answer is no. And as you said, the only item on there that would be -- would be Banc of California which was on there by a mistake and an oversight, and so at which I did not get paid on.

BY MR. ABASCAL:

Q. Let's go to the next page. Do you see 2.7, "Outside Activities"?

A. Uh-huh.

Q. All right. Look at the paragraph before that.

"Directors, officers and employees and members of their immediate families should never borrow personally from customers or suppliers unless these entities are engaged directly in the lending business, and then only under normal conditions with respect to interest rates terms, security, and repayment that are available..."

Do you see that?

A. Uh-huh.

Q. You had a loan of a million dollars, a personal note, from KBW; right?

A. I don't believe it was a loan. It was deferred compensation. That is how they structured their deferred compensation.

Q. They called it in the agreement with your promissory note?

MR. McDONALD: I'm sorry. I can't hear you, Counsel.

BY MR. ABASCAL:

Q. They called it a promissory note in the agreement with you?

MR. McDONALD: That's been asked and answered. I'd really like to try to move this along.

THE WITNESS: It was deferred compensation. In their minds, they were paying me deferred compensation.

Q. So you believe you didn't violate the Code of Conduct --

(Simultaneous speaking.)

THE REPORTER: One at a time. Start again, please.

I need the question and answer again, please.

BY MR. ABASCAL:

Q. You believe you didn't violate the Code of Conduct with that million-dollar loan?

A. I did not take a loan.

Q. All right. Next page, "Corporate Opportunities."

Do you see that?

A. Yes.

Q. You understand you're prohibited from taking as a director from the Banc of California any opportunities that may be available to the bank; right?

MR. McDONALD: Calls for a legal conclusion. No foundation. Assumes facts.

THE WITNESS: I think there is a reasonable component. Not every transaction would be for the bank; but I think within reasonableness, yes.

BY MR. ABASCAL:

Q. Didn't you attempt to do a deal with Flagstar Bank while you will were at KBW?

A. No, I did not.

Q. On Schedule C isn't Opus Advisors listed?

MR. McDONALD: Document speaks for itself.

THE WITNESS: Opus is on there. KBW did some resulting work for them, not when I was there. There was no transaction or sale of the company. That was done all post my departure of which I had no knowledge or involvement, having received no compensation --

Q. There was a transaction post your departure; right?

A. I'm sorry?

Q. There was a transaction involving Opus post your departure?

A. There might have been a lot of work that KBW did post my departure at KBW that I was unaware of.

Q. Did Banc approach Flagstar as a buyer for the equipment finance work?

A. I have no idea. I didn't work on the transaction, so I don't know who approached who.

Q. Now, if you'd turn to the Corporate Governance Guidelines.

Do you see that?

A. What page?

Q. Page 3 of the Corporate Governance Guidelines.

A. (Indicating.)

Q. If you look at BOC34076.

A. Okay.

Q. That says: "Directors Who Change Their Corporate Affiliations." "Any Director who changes his or her employer or otherwise has a significant change in job..." et cetera, "shall give written notice to the Board, specifying the details, as soon as feasible and shall, if requested, submit to the Board a letter of resignation resigning from the Board and from each Board committee on which such director serves."

Do you see that?

A. Yes, I do.

Q. Did you understand that to be the process that should be followed if somebody changes -- somebody on the Board changes jobs?

A. I was told that after I -- I was told that was the policy when Mr. Sugarman sent me an email asking for my resignation citing this clause.

Q. You didn't know that beforehand?

A. I was not aware of it, no.

Q. Why didn't you read -- Why didn't you as a director read the Corporate Governance Guidelines before Mr. Sugarman raised them to you?

A. I'm sure we did read them and had gone over them. I'm not sure I remembered every single quote. These are multiple pages, and we had voluminous documents, which Mr. Sugarman would send to us on all hours of the night and look to read; so did I read them all, every single word, remember every single word? Absolutely not, no.

Q. Don't you think the Corporate Governance Guidelines are important for a director to know?

A. There are three other directors that changed jobs before I did who were not asked to resign or to resign. But going on policy, actual corporate policy, and what had been enacted, no, I wouldn't have thought to do that. Eric Holoman changed his job, Jeff Karish changed his job, and Chad Brownstein changed their jobs; and I confirmed with them in all three of those cases, no one was asked to resign pursuant to this policy.

So based on a factual pattern we had not -- the company had not enacted that policy actively until I received a letter on December 12 from Mr. Sugarman asking for my resignation, of which I did offer pursuant to the policy.

Q. Are you done with your answer?

A. Yes.

Q. All right. My question was: Don't you think the Corporate Governance Guidelines are important to know? You didn't really answer my question, did you sir? So I don't want you to answer questions that I don't ask. Just answer my question.

My question was: Do you think the Corporate Governance Guidelines were important for a director to know?

A. Generally, yes. Every single line item, no.

Q. You don't think it's important to know every line item?

A. I think it's important to know the general tenor, but not every single line in a 500-page document. I don't think anyone would remember all of those.

Q. Okay. On December 12th Mr. Sugarman made a presentation to the Board about you; correct?

A. I was --

MR. McDONALD: "Presentation" is overbroad and vague.

THE WITNESS: I was recused, so I'm not sure what was presented to the Board. I was not part of that meeting, nor was I given any information post that meeting, other than the letter on December 12 asking for my resignation, specifically pursuant to my job change.

MS. BOSLEY: This will be Exhibit 330. (Deposition Exhibit 330 was marked for identification by the court reporter.)

THE WITNESS: Thank you.

BY MR. ABASCAL:

Q. Mr. Benett, you have before you Exhibit 330 which is a PowerPoint presentation. Have you seen this document before?

A. I do not believe I have.

Q. This is a presentation that Mr. Sugarman made to the Board of Directors on December 12th.

I want to draw your attention to page marked BOC461461 at the bottom.

A. (Indicating.)

Can I take a second to review this document because I have not seen this before?

Q. I'm sorry?

A. May I please take a second to review this document. I have not seen this before.

Q. Go ahead.

A. (Indicating.) You said 461? Q. 461461.

A. Okay. I'm almost there. (Indicating.) Okay.

Q. Page 461461 is a slide in this presentation, and it raises three -- has three points on it: "Benett Change of Employment to Melody Capital."

Do you see that?

A. Uh-huh.

Q. "Discussion between Benett and Bank Management relating to Melody."

Do you see that?

MR. McDONALD: Relating to Melody SBI – SBIC strategy? Is this the part you are reading?

BY MR. ABASCAL:

Q. Yes.

Do you see that?

A. Yes.

Q. And then the third one is:

"Pending dispute with KBW relating to Equipment Finance Engagement which is part of the related party disclosure."

Do you see that?

A. Yes, I do.

Q. So, in fact, Mr. Sugarman did raise with the Board issues relating to KBW in December 2016?

MR. McDONALD: "Issues" is vague and ambiguous and overbroad.

THE WITNESS: What I read on this is he had a -- he had -- he was discussing the pending dispute with KBW relating specifically to the equipment finance engagement which I learned later was a fee dispute.

BY MR. ABASCAL:

Q. You stated earlier this morning that Mr. Sugarman had not raised any issues relating to your employment with KBW before leaving?

A. Not with me. I told you before I have not seen this document. So I was not aware there was a dispute over the fee specifically on the sale of equipment. I was made aware of that actually through Angelee Harris and Fran Turner, who actually asked me a question when we were together coming back from a board meeting, but that was the first I heard there was a fee dispute. I would characterize that much different. That related to my activities at KBW of which I was not involved in the sale of equipment of finance.

BY MR. ABASCAL:

Q. Well, let's see if your emails refresh your recollection on that. This presentation was on December 12, 2016; right?

MR. McDONALD: Calls for speculation. No foundation.

BY MR. ABASCAL:

Q. It's dated December 12; right?

A. If that's the date on it. Again, I was not -- I was not privy to this document.

Q. And there was a board meeting that day; correct?

A. Yes, there was.

Q. And you were asked to be recused from it; right?

A. That is correct.

Q. So you would remember that date if you were being asked to be recused from a board meeting wouldn't you?

A. Yeah. No, I said I was recused. I was asked to be recused from a board meeting on the 12th. Whether this was the document -- whether this was handed out on the 12th or the day prior to that, I was not aware.

MS. BOSLEY: This will be Exhibit 331. (Deposition Exhibit 331 was marked for identification by the court reporter.)

BY MR. ABASCAL:

Q. Mr. Benett, you have Exhibit 331, which is an amendment to your employment contract, or your Confidential Separation and Release Agreement.

Sir, this is dated December 13th, 2016, the day after the Board presentation.

A. Uh-huh.

Q. Isn't it a fact, sir, that literally the day after the Board presentation, you amended your contract with KBW?

MR. McDONALD: "You amended" is vague and lacks foundation. Assumes facts.

THE WITNESS: I don't remember when KBW called me to ask for the amendment, but I agreed to it.

BY MR. ABASCAL:

Q. Well, you testified earlier today that the change happened in October/November, the amendment.

A. I said when they called me. I don't exactly remember when we signed the date. Apparently we signed it on this date.

BY MR. ABASCAL:

Q. That's not what you testified to earlier.

MR. McDONALD: That mischaracterizes testimony,

Counsel. Don't argue with the witness.

BY MR. ABASCAL:

Q. Isn't it a fact that you amended the contract the day after Mr. Sugarman raised concerns about you?

MR. McDONALD: "You amended" assumes facts.

Lacks foundation.

BY MR. ABASCAL:

Q. You signed a contract amending -- You signed an amendment to your Confidential Separation Agreement the day after Mr. Sugarman went to the Board about concerns about you; isn't that true?

MR. McDONALD: Calls for speculation about what Mr. Sugarman went to the Board about.

THE WITNESS: I amended this when KBW asked me to do so, not based on anything else. There was no causality between anything going on at the Board.

BY MR. ABASCAL:

Q. It happened to be the day after the concerns were raised?

A. I amended this transaction -- i amended this when KBW called me and asked me to amend it.

Q. You said the amendment was to cut off the amount of time that you were going to be working as a consultant from March 2017 to December 2016; right?

A. Correct.

MR. McDONALD: Mischaracterizes testimony. He didn't say anything about cutting off. I don't recall.

BY MR. ABASCAL:

Q. You said, "Right"; correct, sir?

A. No. What I'm saying is the amendment changed the date from 3-31 to 12-31.

Q. So you had three months --

A. I'm still answering my question. I believe you asked me not to interrupt you, so I would like the same courtesy.

Q. I didn't mean to interrupt you. I thought you were done.

Go ahead. Whatever you need, sir. Finish your answer.

A. So that was -- That's what the amendment did, it changed from 3-31 to 12-31, and I received a call from KBW and asked for the amendment, and I signed it and sent it back. Did not do it on any basis of any conversation with anything -- anyone at the company or anyone -- anything that somebody at the company asked me.

As a matter of fact, specifically as of December 12th, Mr. Sugarman asked for my resignation specifically because of my job change to Melody, and there were several subsequent emails and a second request for my resignation a day later, but I ultimately did offer my resignation, and it was -- it was not accepted by Chad Brownstein.

Q. Sir, if we go back to Exhibit 324, the email you wrote to yourself, intended to be for Peter Wirth, you said:

"...my agreement to end the" quote -- in quotes -- "'official' relationship 3 months earlier without a question..."

Isn't it a fact that you amended this agreement exactly because of Mr. Sugarman's concerns?

MR. McDONALD: Asked and answered. He's told you now why he amended -- why the agreement got amended.

THE WITNESS: You have to ask KBW. They asked me to amend the agreement. I amended the agreement when they asked, and it's not based on anything other than their request.

MR. ABASCAL: I will object to your counsel's continued coaching; and if your counsel makes a speaking objection, you don't have to repeat the answer. I want you to answer truthfully my questions.

THE WITNESS: I am answering truthfully.

MR. McDONALD: Hold on. Whoa. Whoa. Whoa, Counsel. Look I let it go, but don't make speeches to my witness and tell him what to do and how to listen to me and how he should react to what my objections are. Just ask the question. You shouldn't be advising him like that.

MR. ABASCAL: Are you done?

MR. McDONALD: Yes.

BY MR. ABASCAL:

Q. Okay. Exhibit 324 you put "Official" in quotes around the cutting the relationship off three months earlier; right?

MR. McDONALD: Asked and answered.

THE WITNESS: I asked and answered that question my answer hasn't changed. I had no --

BY MR. ABASCAL:

Q. I am asking you not to repeat your counsel's objections.

A. I'm not repeating. I'm answering your question again.

Q. The reason you -- Now having looked at the amendment and the timing of it, does that refresh your recollection that, in fact, you lied earlier today?

A. No, it does not.

Q. All right. And is it -- When you said to yourself in this email that "Things may get messy because Steven has spoken to Tom," and you said, "I lost three months of option value on future deals," you lost three months of option value on future deals because you amended the contract after Mr. Sugarman raised concerns about you; isn't that true?

A. No, it is not true.

Q. Then why did you put in your spreadsheet to yourself, "I lost three months of option value"?

MR. McDONALD: Hold on a second. It's not a spreadsheet to himself. He's never said it was. Mischaracterizes the evidence. Assumes facts. And the question has been asked and answered a million times.

BY MR. ABASCAL:

Q. It's a speaking objection, but go ahead.

A. I believe I answered your question. I did not --

Q. Do you believe you answered my question truthfully?

A. Yes.

Q. Okay.

A. I believe I answered them all truthfully, sir.

MS. BOSLEY: This will be Exhibit 332. (Deposition Exhibit 332 was marked for identification by the court reporter.)

BY MR. ABASCAL:

Q. Mr. Benett, Exhibit 332 is an email that you wrote, December 15, three days after the December 12 meeting from which you were recused.

A. Yes, sir.

Q. And in this email you write to John Grosvenor and Steven Sugarman:

"Pursuant to the request for details around my previously disclosed change of employment from KBW...to Melody...Partners...attached please find materials that are in response to your email."

Do you see that?

A. Yes, sir.

Q. And attached you have a two-page statement.

Do you see that?

A. Yes.

Q. Do you recall writing that?

A. Yes, I do.

Q. Now, on page 319, you say, second page:

"As of December 31, 2016, I will no longer have my FINRA Registrations...held at a KBW/Stifel Financial and I will not be registered at any firm nor have any ongoing role or affiliation with KBW" or "Stifel."

Do you see that?

A. Yes, sir.

Q. Why did you include that if the only question was about Melody Capital?

A. No reason.

Q. Just added it, extra stuff?

A. Just everything that possibly could be thought of, asked of, I was trying to give full sum of it. I've spoken with John Grosvenor, and so maybe on his guidance. I don't recall.

Q. Nobody asked you to comment about KBW at the time?

A. No.

Q. So this was totally surplus, you just added it, extra stuff?

A. Correct.

Q. Okay.

A. The only communications to me were very specific about my job change.

Q. All right. And when you say as of December 31, isn't it true, sir, that the amendment happened December 13, two days prior; right? The amend to your separation agreement; right?

A. Yes, it did.

Q. And had you not amended it, your relationship with KBW would extended all the way to March 31, 2017; right?

A. As I had prior -- As I previously disclosed, it would.

Q. Yeah. Did you dis- -- Why didn't you include a Schedule C in this email?

MR. McDONALD: Asked and answered.

THE WITNESS: I believe I answered the question.

BY MR. ABASCAL:

Q. So the full Board deferred [verbatim] a decision on your continued directorship and resig- -- proposed resignation to the governance committee; correct?

MR. McDONALD: "Deferred" or "referred"?

BY MR. ABASCAL:

Q. Referred.

A. I believe they referred it to the governance committee.

MR. ABASCAL: All right. Let's have a look at the next exhibit.

MS. BOSLEY: This was previous exhibit as 237.

BY MR. ABASCAL:

Q. All right. Mr. Benett, this is a board meeting occurring December 20th, 20 -- sorry -- the minutes of a board meeting, joint board meeting, December 20th, 2016, BOC438116.

Do you see that?

A. Yes.

Q. All right. The bottom report of the compensation governance and nominating committee.

Do you see that?

A. Uh-huh.

Q. The middle of the page it says: "Mr. Brownstein reported" -- middle paragraph. Sorry.

"Mr. Brownstein reported that the Committee met earlier today and that certain members of the Committee spoke separately with Mr.

Benett regarding the change in corporate affiliation of possible conflicts."

Do you see that?

A. Yes, I do.

Q. Is that true?

A. They spoke to me very specifically about my change of affiliation and potential conflicts at Melody Capital as it might relate to my job change.

Q. You didn't add anything about KBW then?

A. No.

Q. Okay.

A. Nor was I asked.

Q. "Mr. Brownstein reported that the Committee concluded that Director Benett is in compliance with the...Corporate Governance Guidelines and there are no current or prior observations that would cause would have caused a violation to Mr. Benett's current or prior obligations and no impediment to his continued service..."

Do you see that?

A. Yes, I do.

Q. Do you remember the Board finding that?

MR. McDONALD: The Board finding that?

BY MR. ABASCAL:

Q. Sorry. Do you remember that? Thank you. The committee concluding that?

A. I was not on the committee, so I received a report after the committee had spoken.

Q. All right. It goes on to say:

"Nevertheless, the Committee understands that Mr. Benett has made a decision not to stand for re-election as a director of the Company at the 2017 annual meeting..."

Do you see that?

A. Yes, I do.

Q. Is that true? Did you decide not to stand for re-election?

A. Yes, it is.

Q. Isn't it a fact you decided not to stand for re-election in exchange for the Board electing not to investigate you?

A. Absolutely not.

Q. Why did you decide not to resign? Not to run for re-election?

A. Work commit, time commitment. The amount of time and energy that was spent around the Board at that time was -- was very time extensive and exhaustive. Obviously, a West Coast-based institution, most of the people based on the West Coast; and so from a time-commitment standpoint, et cetera, I determined that continuing my service on the Board was not in the best interest of the company.

Q. And then after Mr. Sugarman resigned, you changed your mind and ran for re-election; right?

A. I was asked to stand for re-election.

Q. You decided to stand for re-election; right?

A. Yes, I did.

Q. And your time hadn't changed in that one-month period?

A. We had gotten our financials done, and the time commitment had started to -- had started to change.

Q. Isn't it a fact that you agreed to resign because you didn't want the bank to find out about Schedule C?

A. Absolutely not.

Q. Now, the bank disclosed that you were not going to run for re-election; correct?

A. Correct.

Q. Why didn't the bank say that prior to your decision not to run, the CEO had raised concerns about you?

MR. McDONALD: Calls for speculation. No foundation. Assumes facts.

THE WITNESS: I -- I don't control the bank, the bank's disclosure. Again, as I -- as I stated to you, until I received your letter, the only issues I had heard with respect to Mr. Sugarman's concerns related to my job change at Melody. That's what Mr. Sugarman -- I'm still speaking. That is what Mr. Sugarman put in writing.

BY MR. ABASCAL:

Q. You don't control the bank's disclosures? Sir, don't you sit on the audit committee?

A. Yes, I do.

Q. Doesn't the audit committee control the bank's disclosures?

MR. McDONALD: Control the bank's disclosures is vague and overbroad.

BY MR. ABASCAL:

Q. Is the audit committee involved in the bank's disclosures?

A. It is, indeed. As a matter of fact, my resignation was accepted over objections from Chad Brownstein. Chad Brownstein actually asked me and implored me not to resign. He had several conversations with Mr. Brownstein around post -- excuse me -- post Steve's first two requests to have me resign as well as learning that Steve was interviewing potential directors obviously as a replacement for me, and putting those -- putting those directors through the interview process. Chad Brownstein called me several times in and around Christmas of that year, imploring me not to budge, not to cave, not to waiver, or be bullied or threatened. That what had -- what was happening was a shame.

He asked for advice on how to handle it, of which I obviously told him I could not give him any advice, that his father was a pretty renowned counsel and could give him pretty good counsel and advice. But despite that -- I told him I appreciated his efforts, but despite that given the time commitments, et cetera, et cetera would be best for me not to -- not to sit on the Board. But he had implored me not to resign and actually said he would not accept my resignation.

Q. And in that conversation with Mr. Brownstein, did you tell him about Schedule C?

MR. McDONALD: Asked and answered.

THE WITNESS: I answered that 4,000 times. So the answer has not changed.

BY MR. ABASCAL:

Q. Uh-huh. Okay. Did you tell him about the million-dollar loan?

A. I did not have a loan.

MR. ABASCAL: Okay. Let's do the next one.

MS. BOSLEY: This was previously marked as Exhibit 236.

BY MR. ABASCAL:

Q. In that conversation, did you tell Mr. Brownstein about the negotiations you were having with KBW regarding the tax treatment of your bonus?

MR. McDONALD: Asked and answered.

BY MR. ABASCAL:

Q. In those conversations --

A. No, I did not.

Q. Okay. I'm handing you an exhibit marked 236. This is an email from Steven Sugarman, December 28th, to John Grosvenor, Chad Brownstein, Jonah Schnel, Eric Holoman, Robert Sznewajs, and Fran Turner.

Do you see that?

A. Uh-huh.

Q. All right. Mr. Sugarman writes:

"Governance Committee (with Copy to Audit Committee Chair) - I received a call from this morning from Tom Michaud at KBW. KBW continues to dispute our interpretation of our agreement with respect to the Equipment Lease" deal. "The difference in the amount is approximately" $500,000. "Tom indicated that KBW has had conversations with Halle about the early termination of his relationship with KBW but that as of today Halle still remains a consultant at KBW and still affiliated with them. He proposed a settlement of" 575,000 "which is" 300,000 "above our current accrual. There are two issues. The first is whether we settle with KBW..." and "The second" is "continues to be Halle's role in the contract negotiation and both sides of this transaction."

Do you see that?

A. I do.

Q. Were you aware that Tom Michaud and Steve -- Steven Sugarman were talking about your continued role in the contract negotiations?

A. I had no role in the contract negotiations.

Q. Isn't this a subject of "This could get messy," this conversation Steve was having with Tom in the email you wrote to yourself?

A. I don't believe so. I had no role in the contract negotiations. I did not know there was a fee dispute until after the transaction had already been done.

And as I stated prior, I was made aware of the fee dispute through Angelee, and I said I could have no role in it, and I had no role in that, either the fee dispute, nor the negotiation or the result from KBW side or the company's side.

Q. Mr. Sugarman goes on to say:

"I am not sure if you looked into this situation at all when it was referred to the committee a couple weeks ago, but Tom did not seem to indicate that there had been any diligence or conversation between the committee and KBW."

Isn't that true that there was no diligence or conversation between the bank and KBW about your continued role there?

MR. McDONALD: Calls for speculation. No foundation.

THE WITNESS: I have no idea what they discuss and what they didn't.

BY MR. ABASCAL:

Q. He goes on to say:

"At some point management" needs "to understand what control analysis has been" done "or being performed to ensure this transaction and this resolution" is "done appropriately and at arms length."

You would agree that management needed to understand that in order to certify the financials; correct?

MR. McDONALD: Calls for speculation. No foundation.

THE WITNESS: I wasn't involved in the transaction. I wasn't involved in any of the negotiations.

BY MR. ABASCAL:

Q. That's not my question.

My question is: Does management need to understand control analysis about a related party transaction before they can certify the financials?

A. Yeah.

Q. He goes on to say:

"Also, please advise" at the end "how you would like management to be involved or not involved in resolving the dispute between KBW/Halle and the Company at this point."

Do you see that?

A. Uh-huh.

Q. Were you aware that Mr. Sugarman was seeking guidance from the Board on how he should be involved on this issue that he needed to determine before he could certify?

A. No, I was not.

MS. BOSLEY: This will be Exhibit 327. I apologize. This will be 333. Thank you. (Deposition Exhibit 333 was marked for identification by the court reporter.)

THE WITNESS: Thank you.

BY MR. ABASCAL:

Q. Mr. Benett, three days after Mr. Sugarman talks to your boss at KBW, Tom Michaud, you write an email, Exhibit 333, to Jeff Karish and Robert Sznewajs that says:

"I don't think there is a choice at this point"; right?

A. Uh-huh.

Q. You were referring to pushing Mr. Sugarman out of the company; right?

A. I don't recall what this refers to.

Q. You didn't want Mr. Sugarman asking questions about your contract with KBW; right?

A. False. I would have had no issues whatsoever.

Q. You have no idea what this means when you wrote, "I don't think there is a choice at this point"?

A. No, I do not.

Q. You testified earlier that on January 4, Mr. Grosvenor and Ms. Harris were asking you questions about your role at KBW; correct?

A. No. That's not what I testified. I don't remember the exact date; and specifically, what Ms. Harris -- Ms. Harris informed me that she had called KBW. I believe that call was on January 6.

Q. Isn't it a fact that on January 4 Mr. Grosvenor called you and asked you about your compensation at KBW?

A. I don't recall.

Q. Isn't it a fact on January 4, Mr. Wirth talked to Ms. Harris about your contract with KBW?

MR. McDONALD: No foundation. Calls for speculation.

THE WITNESS: I believe -- I believe Ms. Harris said that call took place on January 6, not January 4. Pursuant to direction from Mr. Sugarman to make that phone call.

MS. BOSLEY: This will be Exhibit 334. (Deposition Exhibit 334 was marked for identification by the court reporter.)

BY MR. ABASCAL:

Q. Mr. Benett, I'm showing you Minutes of a Meeting of Board of Directors Banc of Cal, January 24, 2017.

Do you see that?

A. Yes, sir.

Q. There is a report from Michelman and Robinson.

Do you see that?

A. I do.

Q. Draw your attention to the second page. KBW Advisory Fees.

A. Uh-huh.

Q. And this section, reads as follows:

"There was a discussion about certain fees owed. Keefe, Bruyette & Woods ('KBW'), the former employer of Director Halle Benett."

Skip two sentences.

Then it says:

"Chairman Sugarman stated he was unaware of the fee dispute until only recently and is concerned that Mr. Benett was involved in matters giving rise to the fee dispute; however..."

Then it's redacted.

Do you see that?

A. Yes, I do.

Q. Then it goes on to say:

"After further discussion, the Board authorized General Counsel...Grosvenor to determine whether the settlement must be approved as a related party transaction given Mr. Benett's prior relationship with KBW as well as granting authority to the Legal Department and Strategy Department to hold further discussions with KBW, as needed, to resolve the fee dispute."

Do you see that?

A. Yes, I do.

Q. So Mr. Sugarman is raising concerns about you and KBW on January 4, 2017; right?

MR. McDONALD: Calls for speculation. No foundation.

BY MR. ABASCAL:

Q. Correct?

A. That's what this says here. I don't think -- I think there's stuff in here not accurate.

Q. You don't think the minutes are accurate?

A. I think the minutes are accurate. I think Mr. Sugarman was aware there was a fee dispute. Be hard pressed if he did not know there was a fee dispute on this date.

Q. Mr. Sugarman raised concerns about KBW and you

on January 4th, correct, as reflected in these minutes?

MR. McDONALD: Overbroad.

THE WITNESS: Well, what this says is, "Chairman

Sugarman stated he was unaware of the fee dispute." That's actually what this says.

BY MR. ABASCAL:

Q. "And his concern that Mr. Benett was involved in the matters." Mr. Sugarman raised concerns about your --

A. Apologies.

Q. -- about your involvement with KBW on January 4th?

MR. McDONALD: No foundation. Calls for speculation.

THE WITNESS: What he said, he said, but there is no basis for that comment. There is no detail that I was involved in anything other than his word.

BY MR. ABASCAL:

Q. I'm just asking if he raised the concerns.

A. According --

Q. Can you answer the question?

A. Yes, he did.

Q. All right. You stated earlier that his only -- you stated several times earlier his only concerns he raised was about Melody.

He raised concerns about KBW and your role on January 4; correct?

MR. McDONALD: No foundation. Calls for speculation. If you look at these minutes, it says Mr. Benett left the meeting, so --

THE WITNESS: I wasn't aware.

MR. ABASCAL: Counsel -- Counsel, do you want to take the stand and be deposed? I'm going to object to the continued speaking objections.

THE WITNESS: Well, I will now answer if that's okay.

I was not at this meeting, and I was not made aware that anyone had concerns about -- wasn't even aware of the fee dispute.

BY MR. ABASCAL:

Q. You just said you were, and now you said you weren't after your counsel gave a speaking objection. Now you are going to adopt counsel's answer?

A. No, I am not adopting anything he's saying, sir.

I'm saying what you said in here was there a -- did Mr. Sugarman -- I was answering you question specifically to what is written here.

Q. Okay.

A. That is what I answered.

Q. I understand.

A. That is not what you were inferring is what I answered. I answered your question specifically. Was I aware of that? No.

Q. So you --

A. I mean -- I'm still speaking, sir.

Q. Okay.

A. What I said is I was not aware of that; but yes, that is what Mr. Sugarman said in these board minutes of which I was not party to.

Q. You were not party to the Board meeting?

A. I was not for part of this discussion --

Q. Okay.

A. -- not aware I was being discussed.

(Simultaneous speaking.)

THE WITNESS: I wasn't done with my answer.

There were several board meetings I'm still finishing my answer.

There were several board meetings where I was being excluded from conversations, bits and parts of conversations. Told to call in. Don't call in. Drop off. Do other things. So what all was being discussed, I wasn't privy to everything.

BY MR. ABASCAL:

Q. I understand. Let's go to the first page of the minutes.

First page, first paragraph says:

"The following members were in attendance telephonically during all or portions of the Meeting: Steven...Sugarman, Chad Brownstein, Cynthia Abercrombie."

Who is the next person listed?

A. Me.

Q. Halle Benett; right?

A. Yes.

Q. You were present for the meeting; correct? (Simultaneous speaking.)

THE REPORTER: One at a time.

BY MR. ABASCAL:

Q. Were you present at the meeting?

MR. McDONALD: For all of it or some of it?

THE WITNESS: I was present for some of the meeting, sir. That is what I said.

MR. ABASCAL: Mr. McDonald, you can ask whatever questions you want when it's your turn.

BY MR. ABASCAL:

Q. I asked: Were you present at the meeting?

A. I was present at some of the meeting. As a matter of fact, if you turn to page 2, in anticipation of the discussion regarding matters related to former employees, Mr. Benett left the meeting.

Q. Okay.

A. So in your minutes, which you are providing me, it states right there I was not there for the discussion of the KBW meeting. So I was there for some of the meeting. That was my answer. It's right here in the minutes as well.

Q. Now, do you believe the minutes now?

A. I didn't say I didn't believe the minutes. I said I don't believe Mr. Sugarman's representation was accurate, but I believe it's in the minutes.

Q. And do you believe the minutes to be accurate?

A. Yes, I do.

Q. Okay. When were the minutes prepared?

MR. McDONALD: No foundation. Calls for speculation.

THE WITNESS: I don't know.

BY MR. ABASCAL:

Q. Well, if you don't know when they were prepared, how do you know they are accurate?

MR. McDONALD: Vague and ambiguous.

THE WITNESS: I believe they are accurate.

BY MR. ABASCAL:

Q. How do you know they are accurate when you weren't present during portions of the meeting?

A. Other directors reviewed these minutes that were present in the meeting.

Q. How do you know that?

A. The only one that says was recused was me.

Q. Well, you said the minutes were accurate, but you weren't present. Then you said you weren't present. How do you know this section is accurate?

A. I can't say specifically this KBW advisory fee section is accurate.

Q. You don't know?

A. I was not there. I have to rely on my colleagues.

Q. Okay. So the meeting occurred on January 4th; correct?

MR. McDONALD: Asked and answered.

BY MR. ABASCAL:

Q. And it was called to order at 8:00 a.m., the first page; right?

A. Yes.

MR. ABASCAL: All right.

MS. BOSLEY: This will be Exhibit 335.

(Deposition Exhibit 335 was marked for identification by the court reporter.)

THE WITNESS: I would add to your question. There is also counsel and other people at the -- at the meeting throughout the whole meeting.

BY MR. ABASCAL:

Q. 335 is an email dated the same day of the meeting, January 4 at 9:51 a.m. Within two hours at the beginning of the meeting, you write it to Jeff Karish and Jonah Schnel and then you say:

"This is an issue in my opinion. Steves [verbatim] control and assertion that ANY decision made without his input is a diminution of his duty is not how a public CPA needs to behave."

A. The email is actually to other people as well that you referenced.

Q. Yes. Eric Holoman and Mr. Sznewajsr; right?

A. Yes.

Q. It wasn't to the full Board though; right?

A. No, it was not.

Q. So you decided to copy only the special committee members; right?

A. Yes.

Q. Why didn't you write to the full Board about your concerns about the CEO's conduct?

A. On this specific reference, I'm not aware, but I did have other conversations with Chad Brownstein who would be the only other board member.

Q. That's not my question about other conversations. Focus on my question.

Why did you not copy the full board about your concerns about the CEO? Why did you only write to the special committee?

A. I don't recall what this specific reference was made to.

Q. Did you only write to special committee because the special committee was trying to take control of the corporation at the time?

A. Absolutely not.

Q. Isn't it a fact that Mr. Holoman resigned two days after this email because of that very issue, the special committee exceeding the scope?

MR. McDONALD: Calls for -- I'm sorry. Calls for speculation as to why Mr. Holoman resigned, and it lacks foundation. Assumes facts.

MS. LARGENT: Join.

BY MR. ABASCAL:

Q. So within a couple hours of Mr. Sugarman raising concerns, you start writing emails complaining about his behavior; right?

MR. McDONALD: "Raising concerns" is vague and ambiguous. "Starting" or "Started" is vague and ambiguous and lacks foundation.

BY MR. ABASCAL:

Q. Go ahead.

A. Well, again, I wasn't aware of his concern about the KBW fee dispute. I was aware of his concern about my Melody transition because that's what he put in writing. I was not part of this other thing about the KBW fee dispute, nor was I privy to that discussion, and I don't exactly remember specifically what this -- what this email referenced; but no, I definitively disagree with the statement that the special committee was trying to take over the company.

MR. ABASCAL: Okay. What's the next exhibit?

MS. BOSLEY: Exhibit 336.

MR. McDONALD: While that is being handed out counsel, we're getting very close to the point where we're not going to leave enough time for Ms. Largent for what she says she needs to do and finish by 4:30. We have given a lot of leeway to let you ask the same question over and over and over; so I hope that you will be coming to a close so we can accommodate Mr. Benett and everybody else and get out of here at 4:30 as we're ordered by the Court.

(Deposition Exhibit 336 was marked for identification by the court reporter.)

BY MR. ABASCAL:

Q. I'm showing you another exhibit, Exhibit 336. Do you have that, Mr. Benett?

A. I do, sir.

Q. This is an email you wrote on January 7 at 9:00 p.m.

Do you see that?

A. Yes.

Q. And you wrote it to Mr. Sznewajs, Mr. Karish, and Mr. Schnel; right?

A. Yes.

Q. You dropped Mr. Holoman; right?

MR. McDONALD: "Dropped" is vague. Lacks foundation and assumes facts.

BY MR. ABASCAL:

Q. You didn't copy Mr. Holoman; right?

A. That is correct.

Q. That's because he resigned from the special committee; correct?

A. That would probably be correct.

Q. Now, you then write:

"Based on what I heard today, my opinion has not changed but we should have the docs/devices in our hand"; right?

A. Uh-huh.

Q. You -- This refers to Mr. Sugarman's phone and computer; right?

A. I believe it refers to a whole variety of devices.

Q. The special committee had demanded all of Mr. Sugarman's phones, computers, and devices on January 7th; right?

A. I believe there had been multiple requests that had gone on for several months, so I don't -- I'm not specific -- I don't have the details of every single one, but there were bank-issued devices and non-bank issued devices. So the conversation had gone back and forth for quite a while. As a matter of fact, we had created a sub committee of the special committee, and Eric Holoman, I believe it was, either Jeff, maybe Bob, I don't recall, to try to work with you, I guess, at that time to ameliorate an outcome.

MR. McDONALD: Hold on a second. I want to be clear. I'm not waiving any attorney-client privilege or work product over the Winston -- I mean, Wilmer investigation. That answer didn't necessarily say that he heard anything or learned anything from counsel, but -- and the underlying facts are not privileged, but I do caution you not to divulge information or communications you learned through Wilmer.

BY MR. ABASCAL:

Q. You wanted Mr. Sugarman's devices because you didn't want -- because you were mad he's asking questions about KBW; right?

A. Not at all.

Q. You didn't want anybody to know about Schedule C; right?

A. Not at all. 100 percent false.

Q. You were aware that this SEC commenced an investigation three days prior to that January 7 email; right?

MR. McDONALD: I'm going to instruct you not to answer. I don't think there is any way you would know that without learning it from counsel.

Also assumes facts and lacks foundation. I instruct you not to answer.

THE WITNESS: Okay.

BY MR. ABASCAL:

Q. The reason you wrote that email is because you were concerned about the SEC investigation; right?

A. No, not at all. Can we take a couple-minute break here for a second?

MR. McDONALD: I'm sorry. Did you ask for a break? MR. ABASCAL: Go ahead. That's fine.

VIDEO OPERATOR: This is the end of Media Number 4. Off the record at 2:53 p.m. (A recess is taken.)

VIDEO OPERATOR: We are back on the record at 3:05 p.m. This is the beginning of Media Number 5.

BY MR. ABASCAL:

Q. Mr. Benett, I'm going to focus on Mr. Sugarman's resignation.

Mr. Benett, Mr. Sugarman had an employment agreement with the company; correct?

A. Yes, sir.

Q. And under that employment agreement, to invoke a termination with cause on any grounds, the company had to provide Mr. Sugarman with notice and 30 days for an opportunity to cure; right?

MR. McDONALD: Calls for a legal conclusion. Misstates the document.

BY MR. ABASCAL:

Q. What's your understanding?

A. I don't recall the complete details. I know he had quite a favorable contract in his favor, so that sounds like --

Q. I didn't ask if it was a favorable contract.

We're trying to go efficiently here, Mr. Benett. I asked if there was a 30-day opportunity to cure.

A. I don't recall. There might have been. I just don't recall. But if you tell me it's in the contract, I believe you.

Q. I don't want you to take my word for it. I want you to give us your recollection.

MS. BOSLEY: This will be 337. (Deposition Exhibit 337 was marked for identification by the court reporter.)

THE WITNESS: I don't recall, so...

BY MR. ABASCAL:

Q. You have Exhibit 337 before you, Mr. Benett?

A. Yes, sir.

Q. This is a public document, the Amended and Restated Employment Agreement from Mr. Sugarman.

Do you see that?

A. Yes, sir.

Q. Do you see page 4 of it? Turn to page 4.

A. (Indicating.) Okay.

Q. You see the term "Cause"?

A. Yes.

Q. All right. Going to the bottom, it says -- the bottom full paragraph of that clause:

"To invoke a termination with cause on any of the grounds enumerated," et cetera, "the Company must provide written notice to the Executive of the existence of such grounds within 30 days following the Company's knowledge of the existence of such grounds, specifying in reasonable detail the grounds constituting Cause and the Executive shall have 30 days following receipt of such written notice during which he may remedy the ground if such ground is reasonably subject to cure."

Do you see that?

A. Yes, sir.

Q. Okay. The company did not give Mr. Sugarman 30 days notice, did it?

MR. McDONALD: No foundation. Calls for speculation.

THE WITNESS: We went on advice of counsel. Whether that followed the 30 days notice or not, I don't recall.

BY MR. ABASCAL:

Q. Well, the Board met on January 22nd, correct, in 2017 and asked for Mr. Sugarman to resign; correct?

A. Correct.

Q. And he resigned the next day, the 20 -- the 23rd; correct?

A. I believe that's the date. Correct. But that's a --

Q. The reason the Board wanted him to sign on the 23rd, that's the same day the Board announced the WilmerHale findings, the special committee findings; right?

A. I don't -- I don't think your statement is accurate. I don't think it's the same cause and effect.

And he did resign, so we didn't -- if I read this correctly, he resigned not what would -- technically not invoking this 30 days, but I'm not an employment lawyer by any stretch of the means.

Q. And the 23rd is the same day the company announced that the SEC was conducting an investigation; right?

A. I believe that's correct.

Q. And the reason the company wanted to announce Mr. Sugarman's resignation the same day with the SEC announcement is that the company wanted to blame Mr. Sugarman for the SEC investigation; isn't that true?

MR. McDONALD: No foundation. Assumes facts.

THE WITNESS: I don't believe that to be true. No.

BY MR. ABASCAL:

Q. Well, the SEC commenced their formal order of investigation dated January 4th; correct?

MR. McDONALD: No foundation. Calls for speculation.

THE WITNESS: I don't -- I think you are assuming A, B, and C; but I'm saying I don't believe that was the case.

BY MR. ABASCAL:

Q. I'm not assuming anything. I'm asking the question. Did the SEC submit the formal order of investigation dated January 4th?

MR. McDONALD: No foundation. Calls for speculation.

THE WITNESS: I don't recall. I don't know the date that it came in.

BY MR. ABASCAL:

Q. The SEC had been calling WilmerHale and asking them questions months before that; correct?

MR. McDONALD: No foundation.

THE WITNESS: I have no knowledge to that.

BY MR. ABASCAL:

Q. You have no knowledge if the SEC was calling WilmerHale for information?

MR. McDONALD: Objection. I mean, if you -- The only way he would know that is through communication with WilmerHale which would be privileged.

So I'm going to instruct you not to answer unless you have a basis for knowing something other than what you learned from WilmerHale.

THE WITNESS: No, I do not. If I can go back to answer your question before I was interrupted.

Your -- The answer to your question was no. Mr. Sugarman's resignation and the date of all those other things, they were not one, plus two, plus three, plus four. Mr. Sugarman -- My view of Mr. Sugarman is that he became personally started to view --

BY MR. ABASCAL:

Q. Mr. Benett, my question was: What was the date of the SEC formal order? If you have some things you want to say, have your counsel ask you.

A. I answered your question. Then I apologize.

Q. I don't think I interrupted you; but if I interrupted you, I apologize, and you can answer my question. Okay?

You -- How much were you paid to be on the Board of Directors at Banc of Cal?

A. I don't recall the exact compensation. There was stock and a cash component.

Q. It's about $248,000 according to the proxy in 2018; correct?

A. Somewhere around there.

Q. And in 2017, it was 230,000; correct?

A. Correct. I guess, yes.

Q. And you had this promissory note that you owed to KBW for 630,000; correct?

A. It was not a promissory note.

MR. McDONALD: Mischaracterizes testimony. Asked and answered.

THE WITNESS: I answered that it was not a promissory note I owed to KBW. It was deferred compensation from Steven.

BY MR. ABASCAL:

Q. Right. But the contract -- I'm sorry. Not the contract. The agreement said $630,000; right?

MR. McDONALD: Asked and answered.

THE WITNESS: I answered that question, I believe.

BY MR. ABASCAL:

Q. You got a bonus of $375,000 --

MR. McDONALD: Asked and answered.

BY MR. ABASCAL:

Q. -- plus or minus; correct?

MR. McDONALD: Asked and answered.

THE WITNESS: I answered that as well.

BY MR. ABASCAL:

Q. All right. So when you add up the Board fees that you had -- Well, let me back up. You resigned. You agreed not to run for re-election after Mr. Sugarman raised concerns about you; right?

MR. McDONALD: Mischaracterizes testimony.

THE WITNESS: That's not what I stated.

BY MR. ABASCAL:

Q. I didn't say what you stated you had.

Mr. Sugarman raised concerns about you, at least on December 12, 2016, and on December 20th you decided not to run for re-election; correct?

MR. McDONALD: Mischaracterizes testimony.

THE WITNESS: Again, Mr. Sugarman asked for my resignation due to my job change around December 12th.

I complied with the policy and offered my resignation. The committee, the governance committee, reviewed the materials, ultimately decided that my resignation was not appropriate, asked me to stay on. That was the official word that came down from the governance committee as well as personal phone calls from Chad Brownstein. At which point, I still decided to not run for re-election versus Mr. Sugarman's request of having me resign on the spot and be replaced with a director he viewed would be more friendly to him.

BY MR. ABASCAL:

Q. Are you done?

A. I am now done.

Q. On December 20th you decided not to run for re-election; right?

A. Yes, sir.

Q. All right. And then after Mr. Sugarman resigned, you decided to run for re-election; correct.

A. Yes.

Q. And now that you are a board member, you're paid approximately $250,000 for that; right?

MR. McDONALD: Asked and answered.

THE WITNESS: Our board fees have come down substantially. I don't know what our exact number is this year. It will be a lot less.

BY MR. ABASCAL:

Q. After Mr. Sugarman resigned, you became the governance committee chair; correct?

A. Yes.

Q. And being a governance committee chair provided you more payment, right, from the company?

A. All people who are in certain chairs, yes. The answer to your question is yes.

Q. After you became governance committee chair, several people associated with Mr. Sugarman were terminated; correct?

A. Yes, they were.

Q. Raquel Gillett was terminated; correct?

A. I had no say in her termination. That was not a governance committee issue. That was a management issue.

Q. My question was --

A. Yes.

Q. -- was Ms. Gillette terminated?

A. I believe she was.

Q. Was Carlos Salas terminated?

A. Yes, I believe he was.

Q. Was Carlos Valesquez terminated?

A. I don't -- I believe he was. To be honest, I don't know exactly what happened with him. But as I stated, none of those were governance decisions. Those were management decisions.

Q. Were you interviewed by the SEC, sir?

MR. McDONALD: You can answer that question.

THE WITNESS: No, I was not.

BY MR. ABASCAL:

Q. You were not interviewed by the SEC?

A. That is correct.

Q. Did you testify before the SEC?

A. No, I did not.

Q. Have you ever talked to any member of the SEC?

A. In connection with Banc of California?

Q. In connection with Banc of California.

A. Have I ever spoken with anyone at the SEC, no, I have not.

Q. Have you ever testified before the SEC in connection with any other matter?

A. No, I have not.

Q. Have you spoken -- Do you know a person named Tejal Shah?

A. I know who the person is.

Q. But you've never spoken to her?

A. No, I have not.

MR. ABASCAL: All right. Why don't we take a break, and I'll hand it over to Ms. Largent.

VIDEO OPERATOR: This is the end of Media Number 5. Off the record at 3:16 p.m. (A recess is taken.)